[Letterhead of Morrison & Foerster LLP]

Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

March 17, 2017

Via E-mail and EDGAR

Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Rabble One, LLC

Amendment No. 2 to

Draft Offering Statement on Form 1-A

Submitted February 13, 2017

CIK No. 0001690021

Dear Ms. Barros:

On behalf of our client, Rabble One, LLC (the “Company” or “Rabble One”), we are concurrently herewith submitting for confidential review to the Securities and Exchange Commission (the “Commission”) responses to the comments transmitted by the Staff to us on March 2, 2017 (the “Staff Comments”). In addition, as discussed with you, the Company has decided to switch the offering of the Company’s Series A Units and Series B Units from a Regulation A Tier 1 offering to a Regulation A Tier 2 offering.

Below, we identify in bold the Staff’s comment and note in regular type our response. Page number references in our responses refer to Exhibit A attached hereto, which contains proposed changes to the above-referenced Offering Statement (the “Offering Statement”) (1) in response to the Staff Comments and (2) reflecting the change to a Regulation A Tier 2 offering. Exhibit B attached hereto contains the Form of Series A Operating Agreement, the Form of Joint Venture Agreement and the Form of Subscription Agreement that are proposed to be filed as exhibits with the next amendment to the Offering Statement.

Securities and Exchange Commission

March 17, 2017

Page Two

General

1.	We note your response to prior comment 2 and that the Additional Properties have a prior leasing history. Please provide relevant operating data for these properties or tell us why you believe it is not material. See Item 15 of Form S-11.

The only operating data or financial information available for the Additional Properties (the “Available Information”) consists of the following (as of December 31, 2016): (1) current monthly rent (individual and consolidated); (2) stabilized monthly rent (individual and consolidated); (3) gross annual cashflow (current) (individual and consolidated); (4) gross annual cashflow (stabilized) (individual and consolidated); and (5) total anticipated stabilized net income (only consolidated), which is based on expenses (including taxes, insurance and expected maintenance costs) estimated to be equal to 42% of gross stabilized rental income.

In the Company’s view, only the consolidated figures would be material to investors and responsive to Item 15 of Form S-11. An investor in Rabble One Series A is investing in an entity whose performance is based on all of project properties, rather than individual project properties. Therefore, presenting figures for each individual project property might be misleading or confusing to investors. The disclosures on page A-12 have been revised accordingly.

Rabble One Series A, page II-7

2.	We note your response to prior comment 2. Please further explain to us why proving historical financial information in compliance with Rule 8-06 of Regulation S-X for the Additional Properties is impracticable or involves undue hardship.

As noted above, the only operating data or financial information available for the Additional Properties is the Available Information. Compliance with Rule 8-06(a) of Regulation S-X with respect to the Additional Properties is impracticable and involves undue hardship because the only operating data or financial information available to Rabble One for the Additional Properties is the Available Information and the Available Information is not sufficient for purposes of preparing the income statements required under Rule 8-06(a). It would be costly and unduly burdensome for Rabble One to contact the leasees and/or prior owners of each Additional Property, assuming they could be identified, to obtain leasing information for a five-year period, as leasing information is not made publicly available. Rules 8-06(b) and (c) of Regulation S-X are not applicable to the Additional Properties because the Additional Properties have not been leased as of the date hereof by Century Partners, LLC (“Century Partners”), as the operator of Rabble One Series A.

Securities and Exchange Commission

March 17, 2017

Page Three

3.	We note your response to prior comment 3 in which you conveyed to us the use of the proportionate consolidation method to account for the properties in the form of an undivided interest in real estate. Please provide us with your analysis that shows how you met each of the required conditions under Accounting Standards Codification 970-810-45-1 in order to utilize this accounting treatment.

Pursuant to Accounting Standards Codification (“ASC”) 970-810-45-1, an investment in an undivided interest in real property may be presented by recording the undivided interest in the assets, liabilities, revenue and expenses of the venture if all of the following conditions are met: (a) the real property is owned by the undivided interests; (b) the approval of two or more of the owners is not required for decisions regarding the financing, development, sale or operations of real estate owned; (c) each investor is entitled to its pro rata share of income; (d) each investor is entitled to pay only its pro rata share of expenses; and (e) each investor is severally liable only for indebtedness it incurs in connection with its interest in the property.

As noted in the Company’s prior comment response letter, at the closing of the offering of Series A Units (the “Series A offering”), Jane Q, Inc., d/b/a Rabble (“Rabble”), as the manager of Rabble One Series A, and Century Partners, as the operator of Rabble One Series A, will consider the amount of funds raised by Detroit Real Estate Value Fund II (“Fund II”) and the proceeds raised in the Series A offering for purposes of determining the pro rata ownership interests of each of Rabble One Series A and Fund II in the Initial Properties and the Additional Properties (collectively, the “Properties,” and each, a “Property”). The proceeds from the Series A offering will be used to (i) purchase Rabble One Series A’s pro rata ownership interest in the Properties and (ii) renovate the Properties. The pro rata ownership interest to be held by Rabble One Series A in the Properties will correspond to the ratio represented by (i) the aggregate net proceeds raised in the Series A offering, compared to (ii) the sum of (A) the aggregate net proceeds raised in the Series A offering and (B) the aggregate dollar amount raised by Fund II as of any date subsequent to the date hereof through the closing of Fund II in October 2018 (the “Series A Percentage Interest”). The pro rata ownership interest to be held by Fund II in the Properties will correspond to the ratio represented by (i) the aggregate dollar amount raised by Fund II as of any date subsequent to the date hereof through the closing of Fund II in October 2018, compared to (ii) the sum of (A) the aggregate net proceeds raised in the Series A offering and (B) the aggregate dollar amount raised by Fund II as of any date subsequent to the date hereof through the closing of Fund II in October 2018 (the “Fund II Percentage Interest”).

Rabble One Series A meets all of the conditions of ASC 970-810-45-1 with respect to the Properties, and conditions (a), (c), (d) and (e) thereunder are reflected in the Form of Joint Venture Agreement included in Exhibit B attached hereto and condition (b) thereunder is reflected in the Form of Series A Operating Agreement included in Exhibit B attached hereto. First, the Properties are owned by undivided interests because the Properties will be jointly owned by Rabble One Series A in proportion to the Series A Percentage Interest and by Fund II in proportion to the Fund II Percentage Interest. Second, the approval of Rabble, as the manager of Rabble One Series A, will not be required for any actions or decisions taken or made by Century Partners, as the operator of Rabble One Series A, regarding the financing, development, sale or operations of the Properties, except for actions or decisions relating to modifying Rabble One Series A’s leverage policy or obtaining or seeking to obtain leverage through bank refinancing greater than 80% of the portion (equal to the Series A Percentage Interest) of the then appraised value for each Property, in which case such actions and decisions will require the approval of Rabble in consultation with Century Partners. Third, Rabble One Series A and Fund II are only entitled to their share of income from the Properties, including rental payments and sale proceeds, equal to the Series A Percentage Interest and the Fund II Percentage Interest, respectively, as of the relevant date. Fourth, Rabble One Series A and Fund II are only obligated to pay their share of fees and expenses with respect to the Properties equal to the Series A Percentage Interest and the Fund II Percentage Interest, respectively, as of the relevant date. Fifth, Rabble One Series A and Fund II are each severally liable only for their share of indebtedness or other financial obligations incurred in respect of the Properties, along with the associated borrowing costs and expenses, equal to the Series A Percentage Interest and the Fund II Percentage Interest, respectively, as of the relevant date. The disclosures on pages A-6, 8, 10, 11, 16, 17, 20, 22, 23, 24 and 25 have been revised accordingly.

Securities and Exchange Commission

March 17, 2017

Page Four

Century Partners, page II-41

4.	We note your response to prior comment 7 and your revised disclosure regarding net operating yield. Please address the following in your next amendment:
a.	Explain to us whether the total cost basis of an asset is equivalent to the equity cost basis in calculating net operating yield or explain the difference; and
b.	Further revise to balance the disclosure with information about any material adverse business developments and the portfolios net income or net loss.

For purposes of determining the net operating yield for Detroit Real Estate Value Fund I, LLC (“Fund I”), which is sponsored and managed by Century Partners, the total cost basis of an asset is equivalent to the asset’s equity cost basis. The disclosures on page A-19 have been revised accordingly.

As of the date hereof, there are no material adverse developments with respect to Fund I. However, there are many real estate companies renovating or planning to renovate abandoned or under-utilized properties in the Detroit, Michigan area, and there will be competition for bank financing for renovating project properties as mentioned in “Risk Factors—Risks Related to Rabble One Series A—Rabble One Series A’s portfolio may not be diversified in its investments as Century Partners may choose, in its sole discretion as the operator, to invest in any type of real estate asset” on pages II-25 and 26.  If Fund I is unable to obtain bank financing, or experiences delays in obtaining bank financing or alternative financing, Fund I’s ability to make distributions to investors and its net operating yield would be adversely affected. There also will be leasing competition with other real estate companies, which may be located in close proximity to other properties that will compete for prospective lessees. An increase or decrease in the supply or affordability of rental units, combined with rising or lowering interest rates or an increase in the availability of credit, could slow the rental market or cause Fund I to reduce rents, or both. This would also adversely affect Fund I’s net operating yield. The disclosures on page A-19 have been revised accordingly.

*********

Securities and Exchange Commission

March 17, 2017

Page Five

We appreciate the Staff’s time and attention to our responses. Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:	Umber Bawa Ze’-ev D. Eiger Alexandra Perry

Exhibit A

PART II – OFFERING CIRCULAR

SUBJECT TO COMPLETION, ~~February 10,~~March [ ], 2017

An offering statement pursuant to Regulation A relating to these securities has been filed with the United States Securities and Exchange Commission (the "SEC"). Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the SEC is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

RABBLE ONE, LLC

$550,000 OF SERIES A LLC UNITS AND $55,000 OF SERIES B LLC UNITS

Rabble One, LLC ("Rabble One") is a newly formed Delaware series limited liability company, or series LLC, that was organized by Jane Q, Inc., d/b/a Rabble ("Rabble"). Rabble promotes impact investing through a web platform by advancing revenue-generating projects with environmental and/or social returns. Rabble identifies worthy projects and will earn a return from each project by: performing project feasibility, impact and financial due diligence; advising on project management and administration; and directing the project's use of Rabble's web platform and related matters. Rabble is not a registered broker-dealer, an investment adviser or a funding platform.

Rabble One is organized as a series LLC and will form new series from time to time. This is an offering by Rabble One for two separate series (each a "series"): Rabble One Series A and Rabble One Series B. Each series is dedicated to a specific investment, and each series offering will be independent of, and not contingent upon, the other series offering. Investors in a series will be investing only in the specific investment associated with that series and will have no rights to share in the success of the other series or its associated investment. You may choose to participate in Rabble One Series A, Rabble One Series B or both.

Rabble One Series A seeks to raise $550,000 from the offering of Rabble One Series A units ("Series A Units") to revitalize abandoned or under-utilized rental properties in Detroit, Michigan. After a rental property has demonstrated consistent cash flows, Rabble One Series A will seek to return each investor's pro rata share of equity to the extent possible. Series A Unit holders will then retain their pro rata ownership of Rabble One Series A and participate in quarterly cash distributions, if any.

Rabble One Series B seeks to raise $55,000 from the offering of Rabble One Series B units ("Series B Units") to invest in a three-year, 12.50% promissory note issued by a charitable corporation that will use the proceeds to construct a revenue-generating café to support its mission to advance art, historic preservation and civic engagement in downtown New York City. Series B Unit holders will be paid quarterly interest and amortized principal payments.

The Series A Units and Series B Units (collectively, the "units") have no public market and will not be listed on any national securities exchange or on the over-the counter inter-dealer quotation system. For a description of the principal terms, see "Description of Rabble One Series A Units" and "Description of Rabble One Series B Units" on pages II-61 and II-65, respectively. The proposed sale of the units will begin as soon as practicable after the information statement, of which this Offering Circular forms a part, has been qualified by the SEC and will terminate 10 business days after. The units are being offered pursuant to Regulation A ("Regulation A") under the Securities Act of 1933, as amended (the "Securities Act"), for Tier ~~1 offerings, with an option to amend the offerings for Tier~~ 2 offerings. The units will only be issued to purchasers who satisfy the requirements set forth in Regulation A. Funds from this offering will be made available to Rabble One once it raises a minimum of $350,000 with respect to Series A Units and $55,000 with respect to Series B Units. There are no provisions for the return of funds once the minimum offering amount is sold. ~~The offering of the Series A Units and Series B Units will be made in the following jurisdictions: California, the District of Columbia, Illinois, Michigan, New Jersey, New York and Pennsylvania.~~

	Per unit	Total Minimum	Total Maximum
Price to public	$100.00	$405,000.00	$605,000.00
Underwriting discounts and commissions(1)	$0.00	$0.00	$0.00
Proceeds, before expenses, to Rabble	$100.00	$405,000.00	$605,000.00

(1) Rabble does not intend to use commissioned sales agents or underwriters. The units are being offered hereby only by Rabble and by persons associated with Rabble in reliance upon the exemption from registration contained in Rule 3a4-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Investing in the units involves risks. See "Risk Factors" beginning on page II-~~11~~13 for a discussion of certain risks that you should consider in connection with an investment in the units.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

~~**THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.**~~

~~**PURSUANT TO SECTION 207(M) OF THE PENNSYLVANIA SECURITIES ACT OF 1972, IF A PURCHASER THAT IS A RESIDENT OF PENNSYLVANIA HAS ACCEPTED AN OFFER TO PURCHASE UNITS PURSUANT TO THIS OFFERING CIRCULAR, SUCH PURCHASER MAY ELECT, WITHIN TWO BUSINESS DAYS AFTER THE FIRST TIME SUCH PURCHASER HAS RECEIVED THIS NOTICE AND THIS OFFERING CIRCULAR, TO WITHDRAW FROM SUCH PURCHASER'S SUBSCRIPTION AGREEMENT AND RECEIVE A FULL REFUND OF ALL MONEYS PAID BY SUCH PURCHASER. FOR MORE INFORMATION, SEE "PLAN OF DISTRIBUTION – PENNSYLVANIA RIGHT OF WITHDRAWAL."**~~

A-1

~~NY2-786542~~

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 252(d)(2)(i) of Regulation A. For general information on investing, we encourage you to refer to *www.investor.gov*.

This Offering Circular follows the disclosure format of Part I of Form S-11 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is , 2017.

A-2

~~NY2-786542~~

IMPORTANT NOTICES TO INVESTORS

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE ISSUER SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OTHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE ISSUER AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE ISSUER OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

RABBLE WILL BE PERMITTED TO MAKE A DETERMINATION THAT THE PURCHASERS OF UNITS IN THIS OFFERING ARE "QUALIFIED PURCHASERS" IN RELIANCE ON THE INFORMATION AND REPRESENTATIONS PROVIDED BY THE PURCHASERS REGARDING THE PURCHASERS' FINANCIAL SITUATION. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO *WWW.INVESTOR.GOV*.

A-3

NY2-786542

STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

The units are being offered and sold only to "qualified purchasers" (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state law "blue sky" review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that the units offered hereby are offered and sold only to "qualified purchasers" or at a time when the units are listed on a national securities exchange. "Qualified purchasers" include: (i) "accredited investors" under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in the units does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, Rabble reserves the right to reject any investor's subscription in whole or in part for any reason, including if Rabble determines in its sole and absolute discretion such investor is not a "qualified purchaser" for purposes of Regulation A.

To determine whether a potential investor is an "accredited investor" for purposes of satisfying one of the tests in the "qualified purchaser" definition, the investor must be a natural person who has:

1. an individual net worth, or joint net worth with the person's spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person; *or*

2. earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

A-4

~~NY2-786542~~

TABLE OF CONTENTS

	Page
IMPORTANT NOTICES TO INVESTORS	2
STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS	3
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	45
OFFERING CIRCULAR SUMMARY	67
THE OFFERING	1012
RISK FACTORS	1113
USE OF PROCEEDS	2931
PLAN OF DISTRIBUTION	3335
DESCRIPTION OF BUSINESS AND PROPERTIES	3537
POLICIES WITH RESPECT TO CERTAIN ACTIVITIES	5557
PLAN OF OPERATIONS	5860
DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES	6163
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	6365
PRINCIPAL STOCKHOLDERS	6466
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	6567
DESCRIPTION OF RABBLE ONE SERIES A UNITS	6668
DESCRIPTION OF RABBLE ONE SERIES B UNITS	7072
DESCRIPTION OF RABBLE ONE, LLC OPERATING AGREEMENT	7274
FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN A RABBLE ONE SERIES	7476
LEGAL MATTERS	8082
EXPERTS	76
ADDITIONAL INFORMATION	82
INDEX TO FINANCIAL STATEMENTS	F-1

A-5

NY2-786542

As of the date of this Offering Circular, nine single-family homes in the Boston-Edison District and North End neighborhoods (the "Initial Properties") have been purchased by Century Partners on behalf of Detroit Real Estate Value Fund II, LLC ("Fund II"), a fund sponsored and managed by Century Partners. Upon the consummation of the offering of Series A Units, the Initial Properties will be jointly owned by Rabble One Series A and Fund II, in proportion to the ~~Pro Rata~~Series A Percentage Interest (as defined herein)~~, by Rabble One Series A~~ and the Fund II Percentage Interest (as defined herein), respectively. In addition, there are currently 23 single-family homes in certain neighborhoods in Detroit, Michigan that are under contract and which Rabble One Series A expects to be purchased by Century Partners on behalf of Fund II and ~~held~~ jointly owned by Rabble One Series A and Fund II, in proportion to the ~~Pro Rata Percentage Interest, by Rabble One Series A and Fund II~~Series A Percentage Interest and the Fund II Percentage Interest, respectively, upon completion of the Rabble One Series A offering (the "Additional Properties," and together with the Initial Properties, the "Properties"). Although no other property acquisitions are currently planned at this time, additional project properties may be acquired in the future on behalf of Fund II and Rabble One Series A by Century Partners, in its role as the operator of Rabble One Series A and the sponsor and manager of Fund II, if its deems appropriate. The purchase contract for the Additional Properties contains customary representations and warranties and closing conditions and the purchases of the Additional Properties are not conditioned on the Rabble One Series A offering.

Moderate renovations will be conducted at each project property with target renovation budgets of $20,000 to $125,000 and target renovation timelines of three to six months. The project properties will then be rented and/or sold to a diverse array of individuals with demonstrable income at rental rates sufficient to meet a minimum target internal rate of return ("IRR") of 11% and a minimum return on equity ("ROE") of 125%, including rent increases driven by inflation and market conditions. There is no assurance that the IRR or ROE targets will be met. After a project property has demonstrated six months or more of consistent cash flows, Rabble One Series A will seek to obtain leverage through bank refinancing of up to 80% of Rabble One Series A's pro rata portion of the then-appraised value for such property and seek to return each Series A Unit investor's pro rata portion of equity principal to the extent possible. There is no assurance that bank financing will be available or that it will be available on attractive terms and conditions. Investors in Rabble One Series A will then retain their pro rata ownership of Rabble One Series A and participate in quarterly cash distributions.

~~Century Partners will serve as the operator of Rabble One Series A and Rabble with serve as the manager of Rabble One Series A, with~~ Rabble One Series A investors ~~earning~~will earn a preferred interest of 8% (the "preferred return") in addition to repayment of principal. After the preferred return is paid, Rabble One Series A investors will receive cash distributions from the proceeds of Rabble One Series A until they exit the investment. See "Description of Business and Properties—Rabble One Series A."

Rabble One Series B

Rabble One has established a Series B, referred to as "Rabble One Series B." Rabble One Series B intends to raise $55,000. The offering proceeds will be invested in a 12.50% promissory note issued by Chinatown Soup, Inc. ("Chinatown Soup"). The promissory note will have a term of three years and will pay quarterly interest payments to Series B Unit holders. Principal will be repaid on an amortized basis during the second and third year of the promissory note. Chinatown Soup is a charitable corporation that operates a storefront gallery and studio space at 16B Orchard Street, New York City, New York. Chinatown Soup's mission is to advance art, justice, historic preservation and civic engagement in the Lower East Side and Chinatown neighborhoods of New York City. Chinatown Soup provides emerging artists with gallery exposure, hosts artist residencies and presents public programming that is committed to local communities. Chinatown Soup intends to utilize the promissory note proceeds to build out a café in the gallery space it currently leases at 16B Orchard Street. The café will support the growth and development of artistic activities by serving as the primary revenue engine for Chinatown Soup. Proceeds from the promissory note will cover start-up expenses that include construction, equipment and inventory costs related to the café build out. See "Description of Business and Properties—Rabble One Series B."

Services Performed by Rabble and Compensation Paid to Rabble

Rabble will earn a return from each project it sponsors in exchange for providing services, which include performing project feasibility, impact and financial due diligence, advising on project management and

A-6

~~NY2-786542~~

Our principal executive offices are located at 154 Grand Street, New York, New York 10013. Our telephone number is (970) 231-8557.

Reporting Requirements Under Tier 2 of Regulation A

Following this Tier 2 Regulation A offering, Rabble One will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. Rabble One will be required to file (i) an annual report with the SEC on Form 1-K, (ii) a semi-annual report with the SEC on Form 1-SA, (iii) current reports with the SEC on Form 1-U, and (iv) a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events. Parts I and II of Form 1-Z will be filed by Rabble One if and when it decides to and is no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

A-7

NY2 786542

There is no active trading market for the Series A Units and none is expected to develop.

There is no resale market for the Series A Units, and none is expected to develop. This is a highly illiquid investment. The absence of a market means that there will be no independent mechanism to provide a valuation of an investment in Rabble One Series A. The Series A Units may not be acceptable as collateral for a loan.

The amount, nature and format of the disclosure materials provided to prospective investors in Rabble One Series A is not as extensive or complete as may otherwise be available in a registered public offering.

The amount, nature and format of the information provided to prospective investors in Rabble One Series A is not as extensive or complete as that otherwise available in a registered public offering. An investment in Rabble One Series A is intended only for those who are familiar with the nature of, and the risks attendant to, investments of this nature and who can evaluate the merits and risks of such an investment based upon that limited information.

Rabble One Series A is managed exclusively by its designated manager, Rabble, and its project properties will be managed by the operator, Century Partners.

Investors will have no real ability to determine major policies or operations of Rabble One Series A. Rabble One Series A is managed exclusively by its designated manager, Rabble (the "Series A Manager"). Century Partners, as the operator of Rabble One Series A, will be responsible for the day-to-day operations of the project properties of Rabble One Series A and all other decisions will be made exclusively by Rabble. Holders of Series A Units will have no rights to participate in those decisions. You should not invest in Rabble One Series A unless you are willing to entrust all aspects of the management of Rabble One Series A to Rabble and the delegation of property management to Century Partners.

Rabble One Series A's investment in project properties may be leveraged, which will increase Rabble One Series A's exposure to losses.

Rabble One Series A's investment in project properties may be leveraged after renovation is complete and the property has demonstrated a pattern of consistent rental cash flows for at least six months. Leverage may also be used to facilitate the renovation of select project properties. The use of leverage frees up investor funds and potentially permits the acquisition of project properties at a cost greater than the investors' aggregate capital contributions to Rabble One Series A. Leverage taken will also allow us to accelerate the pace of equity principal payments made to investors. However, it also increases Rabble One Series A's exposure to losses. Mortgage debt may increase the risk of loss, since default may result in foreclosure. For tax purposes, a foreclosure of a project property would be treated as a sale at a price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt exceeds Rabble One Series A's basis in the project property, Rabble One Series A, and its investors, would recognize taxable income on foreclosure, but would not receive any cash proceeds.

An investment in Series A Units is not an investment in any of funds managed by Century Partners, and the assets and revenues of any funds managed by Century Partners are not directly available to Rabble One Series A.

Holders of Series A Units will not directly participate in the performance of any funds managed by Century Partners, and any benefits from such performance will directly inure to investors in those funds. The Series A Units are securities of Rabble One only. The assets and revenues available to any of the funds managed by Century Partners are not available to Rabble One or Rabble One Series A, except (i) for any assets owned jointly ~~in proportion to the Pro Rata Percentage Interest with~~by Rabble One Series A and Fund II, as discussed in more detail under "Description of Business and Properties—Rabble One Series A—Overview," and (ii) to a limited extent through fees and other compensation paid to Rabble One Series A by Century Partners, as discussed in more detail under "Description of Business and Properties—Rabble One Series A—Fees and Other Compensation." Holders of

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income and ability to make distributions to its investors could be adversely affected. Significant expenditures associated with investment in real estate (such as mortgage payments, real estate taxes and maintenance costs) are generally not reduced when circumstances result in a reduction or delay in sales.

Rabble One Series A's portfolio may not be diversified in its investments as its operator, Century Partners, may choose, in its sole discretion, to invest in any type of real estate asset. If the project or the multiple real estate assets are not profitable, there will be no offsetting income or gains to be realized from other investments.

The ownership and operation of real estate involves significant risks. In light of the risk factors affecting Rabble One Series A, an investment in Series A Units is suitable only for investors with substantial means, who can understand and appreciate the nature of those risks and who have no need for liquidity of their investment in Rabble One Series A.

Rabble One Series A may acquire project properties that are subject to liabilities or that have problems relating to environmental condition, state of title, physical condition or compliance with zoning laws, building codes, or other legal requirements that are not known at the time we acquire the property. In each case, Rabble One Series A's acquisition may be without any recourse, or with only limited recourse, with respect to unknown liabilities or conditions. As a result, if any liability relating to those project properties were asserted against Rabble One Series A, relating to those properties, or if any adverse condition existed with respect to the properties, Rabble One Series A might have to pay substantial sums to settle or cure it, which could adversely affect its cash flow and operating results. It is also possible that a seller may not have the resources to satisfy its indemnification obligations if such a liability arises. Unknown liabilities to third parties with respect to project properties acquired might include:

- liabilities for clean-up of undisclosed environmental contamination;
- claims by tenants, vendors or other persons dealing with the former owners of the properties; and
- liabilities incurred in the ordinary course of business, but unasserted or unreported.

There are many real estate companies renovating or planning to renovate abandoned or under-utilized properties in the Detroit, Michigan area, and when Rabble One Series A and Century Partners are ready to secure bank loans for renovating the project properties, there will be competition for bank financing. There also will be leasing competition with other real estate companies when Rabble One Series A and Century Partners are ready to lease the renovated project properties, which may be located in close proximity to other properties that will compete for prospective lessees. Rabble, as the manager of Rabble One Series A, and Century Partners, as the operator of Rabble One Series A, expect that there will be a certain amount of recently renovated available stock at that time.

An increase or decrease in the supply or affordability of rental units, combined with rising or lowering interest rates or an increase ~~on~~in the availability of credit, could slow the rental market or cause Rabble One Series A to reduce rents, or both. This would adversely affect Rabble One Series A's ability to achieve projected returns to its investors.

Rabble One Series A may not make a profit if it has to reduce its expected asking prices in order to lease out a project property within a reasonable period of time. Your ability to recover all or any portion of your investment in Series A Units depends on the amount of funds realized and expenses incurred.

If Rabble One Series A suffers losses that are not covered by insurance or that are in excess of insurance coverage, it could lose invested capital and anticipated profits. Rabble One Series A intends to obtain comprehensive insurance for its project properties, including casualty, liability, fire, extended coverage and rental loss customarily obtained for similar properties, in amounts that it believes are adequate and appropriate under the circumstances.

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USE OF PROCEEDS

Rabble One is a series LLC. To date, two series have been created. This is an offering for the two separate series: Rabble One Series A and Rabble One Series B. Neither of the series offerings is contingent on the success of the other series offering, and each series is independent of the other. You may choose to participate in Rabble One Series A, Rabble One Series B or both. For each series offering, (1) if subscriptions are not received for the specified minimum amount for such offering, then such offering will not proceed, and (2) if subscription are received exceeding the specified minimum amount for such offering, then such offering will proceed for any amount up to and including the specified maximum amount for such offering. As explained under "Plan of Distribution," investor funds will be sent through SynapsePay for the benefit of the investors in accordance with Rule 15c2-4 under the Exchange Act. If the specified minimum offering amount for a series is not received, the proceeds for such offering will be promptly returned to investors without deduction and without interest.

Rabble One Series A

Rabble One Series A seeks to raise $550,000 and its minimum offering amount is $350,000. If the minimum offering amount is achieved, the proceeds raised from the offering of the Rabble Series A Units will be used to revitalize abandoned or under-utilized rental properties in Detroit, Michigan. Century Partners will act as the operator of Rabble One Series A and Rabble will act as the manager of Rabble One Series A.

As of the date of this Offering Circular, the nine Initial Properties in the Boston-Edison District and North End neighborhoods have been purchased by Century Partners on behalf of Fund II, a fund sponsored and managed by Century Partners. Upon the consummation of the offering of Series A Units, the Initial Properties will be jointly owned by Rabble One Series A and Fund II, in proportion to the ~~Pro Rata~~Series A Percentage Interest~~, by Rabble One Series A and Fund II~~ and the Fund II Percentage Interest, respectively. In addition, there are currently 23 Additional Properties in certain neighborhoods in Detroit, Michigan that are under contract and which Rabble One Series A expects to be purchased by Century Partners on behalf of Fund II and ~~held~~ jointly owned by Rabble One Series A and Fund II, in proportion to the ~~Pro Rata Percentage Interest, by Rabble One~~ Series A Percentage Interest and the Fund II Percentage Interest, respectively, upon completion of the Rabble One Series A offering. The purchase contract for the Additional Properties contains customary representations and warranties and closing conditions and the purchases of the Additional Properties are not conditioned on the Rabble One Series A offering.

The proceeds from the Rabble One Series A offering will be used to (i) purchase Rabble One Series A's pro rata ownership interest in the Properties and (ii) renovate the Properties. The pro rata ownership interest to be held by Rabble One Series A in the Properties will correspond to the ratio represented by (i) the aggregate net proceeds raised in the Series A offering, compared to (ii) the sum of (A) the aggregate net proceeds raised in the Series A offering and (B) the aggregate dollar amount raised by Fund II as of any date subsequent to the date hereof through the closing of Fund II in October 2018 (the "~~Pro Rata~~Series A Percentage Interest"). The pro rata ~~purchase price of~~ownership interest to be held by Fund II in the Properties will correspond to the ratio represented by (i) the aggregate dollar amount raised by Fund II as of any date subsequent to the date hereof through the closing of Fund II in October 2018, compared to (ii) the sum of (A) the aggregate net proceeds raised in the Series A offering and (B) the aggregate dollar amount raised by Fund II as of any date subsequent to the date hereof through the closing of Fund II in October 2018 (the "Fund II Percentage Interest"). The pro rata purchase price for each of the Properties for Rabble One Series A will be equal to the ~~Pro Rata~~Series A Percentage Interest as of the date of the consummation of the purchase of such Property multiplied by the sum of the actual purchase price of the Property and the closing costs and administrative costs related to the acquisition, and the pro rata purchase price for each of the Properties for Fund II will be equal to the Fund II Percentage Interest as of the date of the consummation of the purchase of such Property multiplied by the sum of the actual purchase price of the Property and the closing costs and administrative costs related to the acquisition.

Rabble One Series A's share of any improvements or renovations made to any of the Properties, using proceeds from the Rabble One Series A offering and/or proceeds raised by Fund II, will be equal to the ~~Pro Rata~~

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~~Percentage Interest~~Series A Percentage Interest as of the relevant date, and Fund II's share of any improvements or renovations made to any of the Properties, using proceeds from the Rabble One Series A offering and/or proceeds raised by Fund II, will be equal to the Fund II Percentage Interest as of the relevant date. Rabble One Series A and Fund II will only be entitled to their share of income from the Properties, including any rental payments and sale proceeds, equal to the Series A Percentage Interest and the Fund II Percentage Interest, respectively, as of the relevant date. When calculating the allocation of fees and expenses between Rabble One Series A and Fund II in relation to the Properties, the percentage of fees and expenses to be borne by Rabble One Series A and Fund II will be equal to the ~~Pro Rata~~Series A Percentage Interest and the Fund II Percentage Interest, respectively, as of the relevant date. ~~Similarly,~~ Rabble One Series A~~'s~~ and Fund II are each severally liable only for their share of indebtedness or other financial obligations incurred in respect of the Properties, along with the associated borrowing costs and expenses, ~~will be~~ equal to the ~~Pro Rata~~Series A Percentage Interest and the Fund II Percentage Interest, respectively, as of the relevant date.

Upon the consummation of the offering of Series A Units, Rabble One Series A and Fund II will enter into a ~~profit sharing~~joint venture agreement reflecting the arrangements described above regarding pro rata ownership, allocation of fees and expenses, and share of indebtedness or other financial obligations. The funds raised by Fund II will not involve any parties affiliated with Rabble or Rabble One Series A. Fund II has raised $1.136 million in offering proceeds to date and expects to raise a total of $2.2 million. Fund II may invest in other project properties that will not be jointly owned with Rabble One Series A.

Century Partners, as the operator of Rabble One Series A and the sponsor and manager of Fund II, will manage the renovations of the Properties, and will have responsibility for the day-to-day property management of any other project properties of Rabble One Series A. Once the minimum offering amount of $350,000 from the offering of Series A Units is raised, Rabble will release these funds for use by Century Partners, as the operator of Rabble One Series A, in making renovations and purchases for Rabble One Series A. Century Partners will continue to identify, evaluate and acquire properties meeting the qualities specified above.

The following table sets forth the pro rata purchase price, excluding closing and administrative costs related to the acquisition, for each of the Initial Properties, along with the actual purchase price, address and square footage, assuming that the maximum proceeds are raised in the Rabble One Series A offering ($503,000, net of offering expenses) and $2,200,000 is contributed by Fund II.

	Address	**Sq. Footage**	**Actual Purchase Price**	**Pro Rata Purchase Price for Rabble One Series A**	**Pro Rata Purchase Price for Fund II**
1.	284 Melbourne Street, Detroit, Michigan 48202	1,526	$3,369.00	$626.94	$2,742.06
2.	86 Kenilworth Street, Detroit, Michigan 48202	1,660	$17,000.00	$3,163.52	$13,836.48
3.	2075 Atkinson Street, Detroit, Michigan 48206	2,099	$33,849.00	$6,298.94	$27,550.06
4.	89 Burlingame Street, Detroit, Michigan 48202	2,466	$30,000.00	$5,582.69	$24,417.31
5.	1520 Longfellow Street, Detroit, Michigan 48206	2,564	$76,000.00	$14,142.80	$61,857.20
6.	2304 Longfellow Street, Detroit, Michigan 48206	2,710	$76,000.00	$14,142.80	$61,857.20
7.	1403 Edison Street, Detroit, Michigan 48206	1,914	$40,000.00	$7,443.58	$32,556.42
8.	8441 LaSalle Street, Detroit, Michigan 48206	3,085	$56,700.00	$10,551.28	$46,148.72
9.	8931 LaSalle Street, Detroit, Michigan 48206	2,200	$44,750.00	$8,327.51	$36,422.49

The following table sets forth the pro rata purchase price, excluding closing and administrative costs related to the acquisition, for each of the Additional Properties, along with the actual purchase price, zip code, neighborhood and square footage, assuming that the maximum proceeds are raised in the Rabble One Series A offering ($503,000, net of offering expenses) and $2,200,000 is contributed by Fund II.

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Neighborhood	Zip Code	Sq. Footage	Actual Purchase Price	Pro Rata Purchase Price for Rabble One Series A	Pro Rata Purchase Price for Fund II
1.	East English Village	48236	2,168	$69,460.00	$12,925.78	$56,534.22
2.	East English Village	48236	1,400	$24,810.00	$4,616.88	$20,193.12
3.	East English Village	48236	1,400	$39,690.00	$7,385.89	$32,304.11
4.	East English Village	48236	1,262	$59,540.00	$11,079.77	$48,460.23
5.	East English Village	48236	1,510	$53,580.00	$9,970.68	$43,609.32
6.	East English Village	48224	1,043	$39,690.00	$7,385.89	$32,304.11
7.	East English Village	48224	1,910	$54,580.00	$10,156.77	$44,423.23
8.	East English Village	48224	900	$34,730.00	$6,462.89	$28,267.11
9.	East English Village	48224	1,291	$54,580.00	$10,156.77	$44,423.23
10.	East English Village	48224	1,410	$51,600.00	$9,602.22	$41,997.78
11.	East English Village	48224	1,784	$59,540.00	$11,079.77	$48,460.23
12.	East English Village	48224	1,900	$79,380.00	$14,771.79	$64,608.21
13.	East English Village	48224	1,792	$74,420.00	$13,848.78	$60,571.22
14.	East English Village	48224	1,566	$64,500.00	$12,002.77	$52,497.23
15.	East English Village	48224	1,300	$39,690.00	$7,385.89	$32,304.11
16.	East English Village	48224	1,464	$51,600.00	$9,602.22	$41,997.78
17.	East English Village	48224	1,750	$57,060.00	$10,618.27	$46,441.73
18.	East English Village	48224	1,751	$49,620.00	$9,233.76	$40,386.24
19.	East English Village	48224	1,250	$52,100.00	$9,695.26	$42,404.74
20.	East English Village	48224	1,476	$47,630.00	$8,863.44	$38,766.56
21.	East English Village	48224	893	$34,730.00	$6,462.89	$28,267.11
22.	East English Village	48224	2,644	$87,820.00	$16,342.38	$71,477.62
23.	East English Village	48224	1,300	$44,650.00	$8,308.90	$36,341.10

The following table sets forth certain operating data and financial information regarding the Additional Properties on a consolidated basis as of December 31, 2016.

	As of December 31, 2016
Current monthly rent	$18,149
Stabilized monthly rent	$20,514
Gross annual cashflow (current)	$217,788
Gross annual cashflow (stabilized)	$246,168
Total anticipated stabilized net income[(1)]	$142,777

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PLAN OF DISTRIBUTION

The units being offered in this offering are self-underwritten and are being offered and sold by Rabble pursuant to this Offering Circular. The units will be offered and sold only by Rabble and our associated persons and will not be offered or sold by any broker-dealer, promotor or other financial intermediary. In conducting this offering, the associated persons of Rabble intend to rely on the exemption from registration contained in Exchange Act Rule 3a4-1. Rabble was organized to promote impact investing. Rabble is not a registered broker-dealer, an investment adviser or a funding portal. Rabble does not participate in securities offerings made in reliance on Securities Act Section 4(a)(6) and Regulation Crowdfunding. All offering activities will be conducted using Rabble's web platform. Rabble will not make any sales prior to this offering statement being qualified.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download from Rabble's web platform, as well as on the SEC's website at *www.sec.gov*.

In order to subscribe to purchase units, a prospective investor must electronically complete, sign and deliver an executed subscription agreement, and submit the subscription amount through SynapsePay in accordance with the instructions provided therein. The offering of units of one series is not dependent upon or contingent on the offering of units by the other series. Each offering will remain open from the date on which the offering statement is qualified and for a period of 10 business days. Rabble will not process or handle any subscription agreements or investor funds. All investor funds will be deposited through SynapsePay into an escrow account established for the benefit of the investors with a national bank or trust company. The escrow agreement establishing the escrow account will have customary terms and conditions. Funds will be released from the escrow account only once the specified subscription amount is reached. If the offering fails, investor funds will be returned promptly by SynapsePay, without interest. ~~The proceeds of an offering of units will be received and held in trust for the benefit of the investors in compliance with Section 352-h of the New York General Business Law and will be retained in trust after closing to be used only for the purposes set forth in "Use of Proceeds."~~

A "business day" means a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in The City of New York generally are authorized or obligated by law, regulation or executive order to close.

~~This is a Tier 1 Regulation A offering. Subscriptions and subscription amounts will be accepted only from investors that are residents in the states in which the offering has been approved. We reserve the right to reject any investor's subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a resident of the applicable state. Investments will be processed on a first-come, first-serve basis.~~

There is currently no trading market for the units and no trading market is expected to ever develop. As a result, investors should be prepared to retain their units for as long as the units remain outstanding and should not expect to benefit from any unit price appreciation.

In compliance with Rule 253(e) of Regulation A, we will revise the offering statement, of which this Offering Circular forms a part, during the course of the offering whenever information herein has become false or misleading in light of existing circumstances, material developments have occurred, or there has been a fundamental change in the information initially presented. Such updates will not only correct such misleading information but shall also provide update financial statements and shall be filed as an exhibit to the offering statement, of which this Offering Circular forms a part, and be requalified under Rule 252 of Regulation A.

~~In addition, beginning after the closing of the offering of the Series A Units and Series B Units, all investors will be provided annually with financial statements of Rabble One, including a balance sheet and the related statements of income and retained earnings and changes in financial position. The financial statements will be audited by an independent public accountant only if requested by investors holding, in the aggregate, 30% or~~

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more of the interests in Rabble One held by investors other than principals and affiliated persons, as disclosed in this Offering Circular. In conformity with Section 448(a) of the Internal Revenue Code of 1986, as amended, the cash method of accounting will not be used for the financial statements of Rabble One.

Determination of Offering Price

Our offering price is arbitrary with no relation to the value of Rabble One or any particular series. Since the units are not listed or quoted on any exchange or quotation system, the offering prices of the units were arbitrarily determined. The offering price was determined by us and is based on our own assessment of our financial condition and prospects, limited offering history and the general condition of the securities market. It does not necessarily bear any relationship to book value, assets, past operating results, financial condition or any other established criteria of value.

Subscription Process

Investors seeking to purchase units should proceed as follows:

- Read this entire Offering Circular and any supplements accompanying this Offering Circular.
- Electronically complete and execute a copy of the subscription agreement.
- Electronically provide subscription agreement information and any additional information to SynapsePay.

By executing the subscription agreement and paying the total purchase price for the units you are interested in purchasing, which payment is made through the SynapsePay system, you will be deemed to (i) agree to the provisions of the applicable series operating agreement and to the relevant transfer restrictions. and (ii) attest that you meet the minimum standards of a "qualified purchaser," and that, if you are not an "accredited investor," such subscription for units does not exceed 10% of the greater of your annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part.

The specified minimum offering amount for the applicable series must be reached in order for the offering of that series to proceed. Following the date on which the minimum offering amount has been achieved, subscriptions will be accepted or rejected within 10 business days of receipt by us. We have until the date that is twelve months after the date of this Offering Circular to achieve the minimum offering amount. We will not draw funds from any subscriber until the date we achieve the minimum offering amount or the date your subscription is accepted, whichever is later. If we accept your subscription, we will email you a confirmation.

Pennsylvania Right of Withdrawal

Pursuant to section 207(m) of the Pennsylvania Securities Act of 1972, if a purchaser that is a resident of Pennsylvania has accepted an offer to purchase units pursuant to this Offering Circular, such purchaser may elect, within two business days after the first time such purchaser has received this notice and this Offering Circular, to withdraw from such purchaser's subscription agreement and receive a full refund of all moneys paid by such purchaser. A purchaser's withdrawal will be without any further liability to any person. To accomplish this withdrawal, a purchaser need only send a written notice (including a notice by facsimile or electronic mail) to the issuer indicating such purchaser's intention to withdraw.

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DESCRIPTION OF BUSINESS AND PROPERTIES

Rabble Structure

Jane Q, Inc., d/b/a Rabble, a Delaware corporation, is the parent of Rabble One, LLC, the issuer of the units offered by this Offering Circular. Rabble One, LLC is a newly formed Delaware series limited liability company that currently has two series: Rabble One Series A and Rabble One Series B. Rabble One Series A will be managed by Rabble and its project properties will be operated by Century Partners, LLC, a Michigan limited liability company. Rabble One Series A will use the proceeds from the sale of Series A Units to purchase and rehabilitate properties in Detroit, Michigan. Rabble One Series B will be managed by Rabble, and will use the proceeds from the sale of Series B Units to originate a promissory note from Chinatown Soup, a New York charitable corporation, to Rabble One Series B. Chinatown Soup will then use the proceeds from the promissory note to construct a revenue-generating café to support its mission to advance art, historic preservation and civic engagement in downtown New York City.

Jane Q, Inc.
d/b/a Rabble
Rabble One, LLC
(Rabble One, or the Issuer)
Series A Units
Series B Units

Managed by Rabble
Operated by
$
$ proceeds
Series A
Rabble One
Project
Series A
pro rata

Managed by Rabble
$
$ proceeds
Series B
Rabble One
Chinato
Series B
promissory

Jane Q, Inc., d/b/a Rabble

Overview

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Rabble One intends to provide capital to specific investments that: (1) revitalize abandoned or under-utilized properties in Detroit, Michigan; and (2) promote collaborative action towards advancing art, justice, historic preservation and civic engagement in downtown New York City through the construction of a café. Each series of Rabble One will be dedicated to a specific investment.

This is an offering for two separate series: Rabble One Series A and Rabble One Series B. Neither of these offerings is contingent on the success of the other offering; each series is independent of the other. You may choose to participate in Rabble One Series A, Rabble One Series B or both. The offering of each series will be independent of, and not contingent upon, an offering of the other series. Investors in a series will be investing only in the specific investment associated with that series and will have no rights to share in the success of the other series and its associated investment.

Rabble One Series A

Overview

Rabble One has established a Series A, referred to as Rabble One Series A. Rabble One Series A seeks to raise $550,000. The proceeds raised from the offering of the Series A Units will be used to purchase, rehabilitate, lease, manage, finance, refinance and sell single- and multi-family properties in identified areas of "sustainable momentum" near downtown and midtown Detroit, Michigan. Century Partners will serve as the operator of Rabble One Series A and Rabble will serve as the manager of Rabble One Series A, with Rabble One Series A investors earning a preferred interest of 8% (the "preferred return") in addition to repayment of principal. After the preferred return is paid, Rabble One Series A investors will receive cash distributions from the proceeds of Rabble One Series A until they exit the investment.

Century Partners is a real estate development and management firm. Since entering the market in August 2014, Century Partners has raised $2.2 million in equity to purchase and rehabilitate approximately 40 housing units in Detroit, Michigan. Century Partners deploys a concentrated investment strategy with the goal of stabilizing and reinvigorating neighborhoods. As the operator, Century Partners will be responsible for operating the day-to-day operations to carry out the objectives of Rabble One Series A.

Project Properties

Rabble One Series A expects to target neighborhoods such as the Boston-Edison District, East English Village, Hamtramck, Jefferson-Chalmers and the North End. The project properties will be acquired individually or as a group from government entities, banks, individuals and developers at discounted prices. Rabble One Series A and Fund II will hold title to each of the project properties jointly ~~with Fund II~~, in proportion to the ~~Pro Rata~~Series A Percentage Interest ~~as of the date of the consummation of the purchase~~and the Fund II Percentage Interest, respectively, upon the completion of the Rabble One Series A offering. The project properties will be purchased with cash at target price points of $10,000 to $100,000.

Moderate renovations will be conducted at each project property with target renovation budgets of $20,000 to $125,000 and target renovation timelines of three to six months. The project properties will then be rented and/or sold to a diverse array of individuals with demonstrable income at rental rates sufficient to meet a minimum target IRR of 11% and an ROE of 125%, including rent increases driven by inflation and market conditions. There is no assurance that the IRR or ROE targets will be met. Rabble One Series A and Fund II will jointly hold, in proportion to the ~~Pro Rata~~Series A Percentage Interest and the Fund II Percentage Interest, respectively, the rights to all rental payments generated by the project properties as well as the proceeds from the sale of any project properties. The "exit strategy" for Rabble, as the manager of Rabble One Series A, and Century Partners, as the operator of Rabble One Series A, will consist of asset sales and/or bank refinancing.

The target market consists of neighborhoods near downtown and midtown Detroit and other Detroit neighborhoods that Century Partners determines have been designated as areas where the City of Detroit will funnel economic and political resources, have growing commercial investment and/or artistic capital, are within coverage areas of Detroit's future public transit network, and are currently safe and/or have a dense high-quality housing stock and neighbors that are actively engaged within their community.

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The following neighborhoods are indicative of the key areas of focus for Rabble One Series A:

- Atkinson Street area in the Boston Edison Historical District: This neighborhood is an area of "sustainable momentum" located within a ten minute drive of downtown Detroit. In the opinion of Rabble and Century Partners, the area is a relatively safe, dense, neighborhood with a strong community of long-term homeowners, as well as numerous blighted and vacant homes.

- North End area of Detroit: This area has "sustainable momentum" located within a ten minute drive of downtown Detroit. In the opinion of Rabble and Century Partners, the area is a relatively safe, vibrant, artistic neighborhood, within close proximity to Woodward Avenue, which is a major North-South corridor in Detroit.

Initial Properties

As of the date of this Offering Circular, the nine Initial Properties have been purchased by Century Partners on behalf of Fund II, a fund sponsored and managed by Century Partners. Upon the consummation of the offering of Series A Units, the Initial Properties will be jointly owned by Rabble One Series A and Fund II, in proportion to the ~~Pro Rata Percentage Interest, by Rabble One~~ Series A Percentage Interest and the Fund II Percentage Interest, respectively. Due diligence was conducted by Century Partners, as the operator of Rabble One Series A, on the Initial Properties, including a financial risk assessment and a project risk assessment. See "Use of Proceeds—Rabble One Series A" for more information regarding each of the Initial Properties, including the relevant address, square footage, actual purchase price and pro rata purchase price.

Additional Properties

There are currently 23 Additional Properties in certain neighborhoods in Detroit, Michigan that are under contract and which Rabble One Series A expects to be purchased by Century Partners on behalf of Fund II and held jointly by Rabble One Series A and Fund II, in proportion to the ~~Pro Rata~~Series A Percentage Interest~~, by Rabble One Series A~~ and the Fund II Percentage Interest, respectively, upon completion of the Rabble One Series A offering. Although no other property acquisitions are currently planned at this time, additional project properties may be acquired in the future on behalf of Fund II and Rabble One Series A by Century Partners, in its role as the operator of Rabble One Series A and the sponsor and manager of Fund II, if its deems appropriate. The purchase contract for the Additional Properties contains customary representations and warranties and closing conditions and the purchases of the Additional Properties are not conditioned on the Rabble One Series A offering. Due diligence was conducted by Century Partners, as the operator of Rabble One Series A, on the Additional Properties, including a financial risk assessment and a project risk assessment. See "Use of Proceeds—Rabble One Series A" for more information regarding each of the Additional Properties, including the relevant zip code, neighborhood, square footage, actual purchase price and pro rata purchase price.

Renovations

Century Partners, as the operator of Rabble One Series A, expects to make various renovations and improvements with respect to the project properties. These renovations and improvements include, but are not limited to, the following: demolition; installation of new windows and doors; plumbing improvements; electrical improvements; mechanical improvements; refurbishing hardwood floors; exterior brick and gutter repair; new kitchen and bathroom installation; wall removal, plaster repair, wall replacement and painting; new appliances and installation; repairing utilities; and post-renovation cleaning. Set forth below is an indicative budget for the renovation of a single project property, including the purchase price for the project property. Actual amounts for the renovation of a single project property, however, may differ.

Type of Renovation	**Estimated Amount**
Purchase price	$3,368.50

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Demolition	$8,000.00
Installation of new windows and doors	$9,935.00
Plumbing update and installation	$5,940.00
Electrical update and installation	$6,575.00
Mechanical update and installation	$11,350.00
Refurbishing hardwood floors	$3,000.00
Exterior brick and gutter repair	$13,625.00
New kitchen and bathroom installation	$9,500.00
Wall removal, plaster repair, wall replacement and painting	$15,500.00
New appliances and installation	$1,000.00
Repairing utilities	$1,300.00
Post-remodeling cleaning	$400.00
Total ~~Budget~~budget	**$89,493.50**

Competition

There are many real estate companies renovating or planning to renovate abandoned or under-utilized properties in the Detroit, Michigan area, and when Rabble One Series A and Century Partners are ready to secure bank loans for renovating the project properties, there will be competition for bank financing. There also will be leasing competition with other real estate companies when Rabble One Series A and Century Partners are ready to lease the renovated project properties, which may be located in close proximity to other properties that will compete for prospective lessees. Rabble, as the manager of Rabble One Series A, and Century Partners, as the operator of Rabble One Series A, expect that there will be a certain amount of recently renovated available stock at that time. An increase or decrease in the supply or affordability of rental units, combined with rising or lowering interest rates or an increase ~~on~~in the availability of credit, could slow the rental market or cause Rabble One Series A to reduce rents, or both. This would adversely affect Rabble One Series A's ability to achieve projected returns to its investors. Rabble One Series A also may not make a profit if it has to reduce its expected asking prices in order to lease out a project property within a reasonable period of time. Your ability to recover all or any portion of your investment in Series A Units depends on the amount of funds realized and expenses incurred.

Market Opportunity

Century Partners seeks to leverage Detroit's favorable rental supply and improving economic fundamentals through concentrated residential investment in select "sustainable momentum" neighborhoods. Century Partners deploys a concentrated investment strategy with the goals of stabilizing and reinvigorating neighborhoods. Century Partners believes its concentrated investment strategy, strong local relationships with the communities in which it invests, and the strategic partnerships developed with the city of Detroit and developers will drive rental yields in the intermediate term and accelerate asset values over a five-to ten-year horizon. This strategy focuses on the following five areas:

1. Acquisition Density

Century Partners intends to aggregate homes in the neighborhoods discussed above. By concentrating its property acquisition within these geographic areas, the following efficiencies are sought: (1) increase management/asset servicing efficiencies; (2) directly curate the population/tenor of the neighborhood; and (3) develop strong community-oriented programs to build connectivity between existing and future residents. Century Partners intends to create a destination space by concentrating the properties. Century Partners intends to use the principles of "creative place-making" to create the housing demand necessary to accelerate the trajectory of appraisal values and mortgage market.

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Century Partners

Since entering the Detroit metropolitan market in August 2014, Century Partners has raised $2.2 million in equity to purchase approximately 40 housing units concentrated within two Detroit neighborhoods: Atkinson Street and the North End. However, the slow maturation of the refinancing market in Detroit has, at times, slowed Century Partners' ability to rehabilitate homes. As of December 2016, Century Partners has renovated 27 housing units under its Detroit Real Estate Value Fund I, LLC ("Fund I"). All of these housing units are located within the Boston Edison and North End neighborhoods. This portfolio is yielding approximately $335,000 gross rental cash flows per annum as of December 2016 on an equity basis of approximately $1.1 million, which is equivalent to the total cost basis of the portfolio. In August 2016, Fund I distributed an 8% annualized preferred return dividend to investors, immediately following Fund I's 18-month principal lock out period. The rehabilitated individual assets of Fund I are generating average net operating yields of approximately 15% per annum. Excluding Century Partners' management fee, the net operating income yield for Fund I is approximately 18.99%.

For any particular asset, the net operating yield is equivalent to the annual or annualized net operating income of an asset divided by the total cost basis of the asset. The net operating income is equal to the rental income the asset produces less operating costs associated with maintenance, taxes, security, insurance, tenant acquisition and property management fees. The ~~costs~~cost basis of an asset is equivalent to the sum of its purchase price and total renovation costs.

Annualized net operating income of $207,846 for Fund I is derived from annualized gross rent of $346,020 as of January 2017 minus annualized total operating expenses of $138,173. The annualized operating expenses of $138,173 includes: administrative/maintenance fees including insurance and security costs (25.8%), property taxes (8.0%), and property management (10% of gross rent) and renovation project management fees (6.2%). The equity basis is $1,094,300. The net operating yield of 18.99% is derived as net operating income of $207,846 divided by the equity cost basis of $~~1,094,300.~~1,094,300, which is equivalent to the portfolio's total cost basis.

Rabble One Series A will be operated and managed in the same manner and has the same investment objectives as Fund II, which is also managed by Century Partners. The funds raised by Fund II will not involve any parties affiliated with Rabble or Rabble One Series A. Fund II has raised $1.136 million in offering proceeds to date and expects to raise a total of $2.2 million. Fund II may invest in other project properties that will not be jointly owned with Rabble One Series A.

The prior performance of Century Partners and its affiliated entities may not predict the future performance of Century Partners and its affiliated entities or the return on an investment in Rabble One Series A or Series A Units. Therefore, there is no assurance that Rabble One Series A will achieve its investment objectives or that the preferred return and/or cash distributions will be paid to the holders of Series A Units.

Competitive Strengths*:* Century Partners has a number of competitive strengths that we believe will help it in managing Rabble One Series A and its properties successfully:

- *Tenant acquisition*: Century Partners seeks to extend leases to individuals who will contribute positively to building strong and vibrant communities. To attract such tenants, Century Partners

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In addition, Fund II may participate with Rabble One Series A in bank financings as a borrower to finance all or part of the renovations for the project properties and the purchase price for new project properties. The pro rata ownership interest to be held by Rabble One Series A in new project properties acquired through a bank financing will correspond to the ratio represented by (i) the dollar amount borrowed by Rabble One Series A in the bank financing, compared to (ii) the sum of (A) the dollar amount borrowed by Rabble One Series A in the bank financing and (B) the dollar amount borrowed by Fund II in the bank financing. A bank financing used to finance all or part of the renovations for existing project properties jointly owned by Rabble One Series A and Fund II, in proportion to the Pro RataSeries A Percentage Interest, by Rabble One Series A and the Fund II Percentage Interest, respectively, will not impact the pro rata ownership of the existing properties.

At the discretion of Rabble, as the manager of Rabble One Series A, Rabble One Series A may establish a contingency reserve to provide for available resources to meet extraordinary or unanticipated capital and operating needs of the project properties. However, there can be no assurance that such reserves will be sufficient to meet all unanticipated needs, particularly if there is a material downturn in the rental market for properties, or a delay in the renovation schedule for the project properties.

In addition, after a portfolio of properties has demonstrated six months or more of consistent cash flows, Rabble One Series A will seek to obtain leverage through bank refinancing of up to 80% of Rabble One Series A's pro rata portion of the then-appraised value for each project property and seek to return each Series A Unit investor's pro rata portion of equity principal to the extent possible. The total leverage amount that Rabble One Series A may obtain will be equal to the sum of the permitted leverage amounts for each project property. See "—Rabble One Series A—Projected Returns" above for details on the priority of distributions. There is no assurance that bank refinancing will be available or that it will be available on attractive terms and conditions. Investors in Rabble One Series A will then retain their pro rata ownership of Rabble One Series A and participate in quarterly cash distributions. Rabble, as the manager of Rabble One Series A, and Century Partners, as the operator of Rabble One Series A, may be required to guarantee some portion of such bank refinancing, and there will be no other credit enhancements with respect to such bank refinancing.

The use of leverage will free up investor funds, potentially permit the acquisition of project properties at a cost greater than the investors' aggregate capital contributions to Rabble One Series A and potentially enhance the returns on an investment in Rabble One Series A. Rabble, in consultation with Century Partners, may from time to time modify Rabble One Series A's leverage policy in its discretion. Rabble One Series A cannot exceed the leverage limit of its leverage policy unless any excess in borrowing over such level is approved by Rabble, in consultation with Century Partners.

Holders of Series A Units will not directly participate in the performance of any funds managed by Century Partners, and any benefits from such performance will directly inure to investors in those funds. Holders of Series A Units will have no recourse to the assets and revenues available to any of the funds managed by Century Partners, except (i) for assets owned jointly by a fund and Rabble One in proportion to the Pro Rata Percentage Interest with Rabble One Series A, as discussed in more detail under "—Rabble One Series A—Overview," and (ii) to a limited extent through fees and other compensation paid to Rabble One Series A by Century Partners, as discussed in more detail under "—Rabble One Series A—Fees and Other Compensation."

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Historical Financials: Chinatown Soup has prepared the following income statement information for the years ended December 31, ~~2015~~2016 and ~~2016~~2015 and balance sheet information as of December 31, 2016. The income statements and balance sheet have been prepared in accordance with generally accepted accounting principles in the United States.

CHINATOWN SOUP, INC.
Income Statement

	(unaudited) Year ended December 31, 2016		(unaudited) Year ended December 31, 2015	
Revenues				
Space Rentals				
Exhibits	$	31,098	$	36,000
Shows		2,000		2,000
Events		9,500		-
Total Space Rentals	$	42,598	$	38,000
Programs				
Artist Residency		3,003		-
Classes / Lectures		16,327		6,000
Supper Clubs		500		-
Janis Poetry Series		250		-
Collage Collectives		400		-
Total Programs	$	20,480	$	6,000
Contributions		6,000		20,000
Total Revenues	$	69,078	$	64,000
Expenses				
Rent	$	38,272	$	46,800
Electricity		1,961		1,584
Water		480		720
Internet		600		900
Gallery Supplies		5,429		6,000
Maintenance		1,600		2,400
Salaries		-		-
Insurance		1,000		1,500
Security		-		7,800
Basement Renovations		-		7,000
Total Expenses	$	49,343	$	74,704
Pre-Tax Profit (Loss)	$	**19,735**	$	**(10,704)**

CHINATOWN SOUP, INC.
Balance Sheet

	(unaudited) December 31, 2016	
Assets		
Cash and Cash Equivalents	$	3,031
Total Assets	$	3,031
Equity		
Retained Earnings	$	(16,704)

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POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of Rabble One's investment, financing and other policies. These policies have been determined by us, as manager of Rabble One, and may be amended or revised from time to time by us without a vote of Rabble One unit holders, except as set forth below. However, any change to any of these policies would be made by us only after a review and analysis of such change, in light of then-existing business and other circumstances, and then only if we believe, in the exercise of our business judgment, that it is advisable to do so and in Rabble One and its unit holders' best interests.

General Strategy

Rabble One Series A will be managed by Rabble and its project properties will be operated by Century Partners. Rabble One Series A will use the proceeds from the sale of Series A Units to purchase and rehabilitate properties in Detroit, Michigan. Rabble One Series B will be managed by Rabble, and will use the proceeds from the sale of Series B Units to originate a promissory note from Chinatown Soup, a New York charitable corporation, to Rabble One Series B. Chinatown Soup will then use the proceeds from the promissory note to construct a revenue-generating café to support its mission to advance art, historic preservation and civic engagement in downtown New York City.

The investment strategy of Rabble One fits within the broader investment strategy of Rabble, which seeks to connect people with projects that aim to create positive social and environmental impact and generate financial return by allocating funding to social enterprises that seek to: (1) acquire property, rehabilitate a property already owned, or develop a new property to serve a social mission; (2) firms opening or seeking to expand operations that are tied directly to a specific physical space; and (3) provide funding to social enterprises or individuals that are members of underserved communities. Use of funds in Rabble projects may cover: adaptive reuse and historic preservation; extensive to minimal renovations to an abandoned building or space; new construction on a vacant or abandoned space; and build out of an existing building or space or working capital for an enterprise. For more information regarding Rabble's general investment strategy, see "Description of Business and Properties—Jane Q, Inc., d/b/a Rabble—Project Selection" and "—Project Focus."

Investment Parameters

Rabble One Series A expects to target neighborhoods such as the Boston-Edison District, East English Village, Hamtramck, Jefferson-Chalmers and the North End. The project properties will be acquired individually or as a group from government entities, banks, individuals and developers at discounted prices. Rabble One Series A will ~~hold title to~~jointly own each of the project properties ~~jointly~~ with Fund II, in proportion to the ~~Pro Rata~~Series A Percentage Interest and the Fund II Percentage Interest, respectively. Project properties will be acquired individually or as a group from government entities, banks, individuals and developers at discounted prices. The project properties will be purchased with cash at target price points of $10,000 to $100,000.

Moderate renovations will be conducted at each project property with target renovation budgets of $20,000 to $125,000 and target renovation timelines of three to six months. The project properties will then be rented and/or sold to a diverse array of individuals with demonstrable income at rental rates sufficient to meet a minimum target IRR of 11% and an ROE of 125%, including rent increases driven by inflation and market conditions. There is no assurance that the IRR or ROE targets will be met. Rabble One Series A and Fund II will jointly hold, in proportion to the ~~Pro Rata~~Series A Percentage Interest and the Fund II Percentage Interest, respectively, the rights to all rental payments generated by the project properties as well as the proceeds from the sale of any project properties. The "exit strategy" for Rabble, as the manager of Rabble One Series A, and Century Partners, as the operator of Rabble One Series A, will consist of asset sales and/or bank refinancing.

For more information, see "Description of Business and Properties—Rabble One Series A—Project Properties."

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

As of the date of this Offering Circular, the nine Initial Properties in the Boston-Edison District and North End neighborhoods have been purchased by Century Partners on behalf of Fund II, a fund sponsored and managed by Century Partners. Upon the consummation of the offering of Series A Units, the Initial Properties will be jointly owned by Rabble One Series A and Fund II, in proportion to the ~~Pro Rata~~Series A Percentage Interest~~, by Rabble One Series A~~ and the Fund II Percentage Interest, respectively. In addition, there are currently 23 Additional Properties in certain neighborhoods in Detroit, Michigan that are under contract and which Rabble One Series A expects to be purchased by Century Partners on behalf of Fund II and held jointly by Rabble One Series A and Fund II, in proportion to the ~~Pro Rata~~Series A Percentage Interest~~, by Rabble One Series A~~ and the Fund II Percentage Interest, respectively, upon completion of the Rabble One Series A offering. The proceeds from the Rabble One Series A offering will be used to (i) purchase Rabble One Series A's pro rata ownership interest in the Properties and (ii) renovate the Properties. ~~Rabble One Series A's pro rata ownership interest in the Properties will be equal to the proportion of the proceeds from the Rabble One Series A offering to the sum of the proceeds from the Rabble One Series A offering and the funds raised by Fund II.~~ Century Partners, as the operator of Rabble One Series A and the sponsor and manager of Fund II, will manage the renovations of the Properties, and will have responsibility for the day-to-day property management of any other project properties of Rabble One Series A. For more information, see "Use of Proceeds—Rabble One Series A."

See "Description of Business and Properties—Rabble One Series A" for descriptions of compensation arrangements for Rabble One Series A and the relationship between Rabble and Century Partners, LLC.

See "Description of Business and Properties—Rabble One Series B" for descriptions of compensation arrangements for Rabble One Series B and the relationship between Rabble and Chinatown Soup.

There are no other material relationships or related party transactions.

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DESCRIPTION OF RABBLE ONE SERIES A UNITS

The following is a summary of the material provisions of the Series A Agreement. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the laws of the State of Delaware, the Master Agreement and the entire Series A Agreement. All capitalized terms appearing but not defined in this section entitled "Description of Rabble One Series A Units" will have the meanings set forth in the Series A Agreement.

Series A Units

The Series A Units being offered pursuant to this Offering Circular are units representing limited liability company membership interests in Rabble One Series A. A Series A Unit will represent the right to receive, subsequent to [January 2019] and subject to any liquidating distributions, a distribution from available cash, after accounting for the reserve and payment of a project management fee to the operator of Rabble One Series A, (the "Series A Available Cash"), a return calculated at a rate of 8% per annum commencing to accrue on the date each contribution of capital to Rabble One Series A is made until such capital contribution is repaid or returned in full. The holders of Series A Units (the "Series A Members") will have the rights and be subject to the obligations as Series A Members described in the Series A Agreement and the Rabble One, LLC Operating Agreement (the "Master Agreement"), copies of which are attached as Exhibits 2.3 and 2.2, respectively. For a full description of distribution on preferences, see the section entitled "—Rabble One Series A Operating Agreement—Distributions" below.

Series A Members have no rights to direct or vote on any matter concerning Rabble One Series A and the management of Rabble One Series A's affairs, including whether or not Rabble One Series A should dissolve. The Series A Units grant holders the right to receive distributions as set forth in the Series A Agreement. See the section entitled "—Rabble One Series A Operating Agreement—Distributions" below.

Currently, all of Rabble One Series A's operations are conducted through Rabble and Century Partners, in their capacity as manager and operator, respectively, of Rabble One Series A. The Series A Units may not be transferred except, among other things, with the consent of the Series A Manager. The transfer or purported transfer of a Series A Unit not made in accordance with the Series A Agreement will not be valid.

Rabble One Series A Operating Agreement

All of Rabble One Series A's operations will be conducted through Rabble and Century Partners, in their capacity as manager and operator, respectively, of Rabble One Series A. Rabble One Series A currently has no Series A Units outstanding and has not commenced operations.

Management, Voting and Governance

Except as otherwise provided in the Series A Agreement, the Series A Manager will conduct, direct and exercise full control over all major activities of Rabble One Series A, including all decisions relating to the issuance of Series A Units. The Series A Manager will have the sole power and authority to bind or take any action on behalf of Rabble One Series A, or to exercise any rights and powers granted to Rabble One Series A under the Series A Agreement, the Master Agreement or any other agreement, instrument, or other document to which Rabble One Series A is a party. Except as otherwise required by law, the Series A Members will have no voting rights or governance rights. The approval of the Series A Manager is required in connection with: (i) voluntarily declaring bankruptcy or otherwise engaging in insolvency proceedings; (ii) merging, consolidating or entering into any agreement to merge, consolidate with or otherwise combine with any entity; (iii) changing the principal business of Rabble One Series A; (iv) reorganizing or recapitalizing Rabble One Series A or reclassifying any Series A Units; (v) liquidating, dissolving or winding up Rabble One Series A; (vi) admitting any new Series A members or issuing any new Series A Units; (vii) creating or authorizing the creation of any debt security if Rabble One Series A's aggregate indebtedness would exceed $1,000; ~~and~~ (viii) creating or holding capital stock in any subsidiary that is not a wholly-owned subsidiary or disposing of any subsidiary stock or all or substantially all of any subsidiary

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assets; and (ix) hiring or changing the compensation of the executive officers or employees of Rabble One Series A with an annual salary greater than $1,000 per year. In addition, the approval of the Series A Manager, in consultation with Century Partners, as the operator of Rabble One Series A, is required in connection with: (i) amending, altering or repealing any provision of the Series A Agreement; (i) entering into or becoming a party to any transaction or series of related transactions with a manager, officer or employee of Rabble One Series A except transactions resulting in payments to or by Rabble One Series A in an amount less than $1,000 per year in the aggregate to such person; (iii~~) hiring or changing the compensation of the executive officers or employees of Rabble One Series A with an annual salary greater than $1,000 per year; and (iv~~) declaring, setting aside, paying or making any distribution of assets (whether in cash, securities, property or any combination thereof); and (iv) modifying Rabble One Series A's leverage policy or obtaining or seeking to obtain leverage through bank refinancing greater than 80% of the portion (equal to the Series A Percentage Interest) of the then appraised value for each Property. The approval of the Series A Manager will not be required for any other actions or decisions taken or made by Century Partners, as the operator of Rabble One Series A, regarding the financing, development, sale or operations of the Properties.

Project Management Fee

Century Partners, as the operator of Rabble One Series A, will receive a project management fee equal to 2% of the total amount of capital raised from the offering of Series A Units, calculated as of December 31 of a given year, payable out of the Series A Available Cash in accordance with the distribution provisions of the Series A Agreement further described herein in the section entitled "—Distributions."

Preferred Return

Investors in Series A Units will be eligible to receive a "preferred return" that is expected to be equal to an annual internal rate of return calculated with respect to all capital raised from the offering of Series A Units (cumulative and not compounded) equal to 8%. For purposes of calculating the preferred return, all capital contributions and distributions occurring during a given month will be deemed to have occurred on the first day of the month. Such distributions will be made from Series A Available Cash that remains following the payment of the project management fee to Century Partners and the establishment of a discretionary reserve for the payment of operating and administrative expenses of Rabble One Series A, as more fully described in Section 5.2(a) of the Series A Agreement. Payment of the preferred return is further contingent upon Rabble One Series A distributing Series A Available Cash to Series A Members to offset any losses allocated to them in the event Rabble One Series A is operating at a loss. In the event Rabble One Series A does not distribute Series A Available Cash, an investor will neither receive nor be entitled to payment of the preferred return.

Distributions

Subsequent to January 2019, Series A Available Cash will be distributed by Rabble One Series A in the following order of priority:

- *First*, to a reserve, in the amount to be determined in the sole discretion of the Series A Manager, to be allocated for operating and administrative expenses, including but not limited to, insurance, security, taxes, maintenance costs, construction management costs, accounting, the project management fee to Century Partners, debt service, reserves and any other expenses of Rabble One Series A; *then*

- *Second*, to all Series A Members in order to offset any losses previously allocated to them; *then*

- *Third*, to all Series A Members, pro rata, in proportion to their holdings of Series A Units, until the Series A Members have received the Preferred Return and repayment of their respective capital contributions to Rabble One Series A; *then*

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- *Finally*, (i) fifty percent (50%) of the remaining profits will be distributed to the Series A Members in accordance with their respective membership interest in Rabble One Series A, and (ii) fifty percent (50%) of the remaining profits will be distributed to Century Partners.

All tax items generally are allocated to Century Partners in the percentage of its preferential distribution from Rabble One Series A, and the balance among all Series A Members in proportion to their holdings of Series A Units. Century Partners and the principals of Century Partners may or may not participate as an investor in Rabble One Series A. If Century Partners and/or the principals of Century Partners participate as an investor in Rabble One Series A, then they will share in these distributions the same as all other Series A Members, except as otherwise specified. Although Rabble One Series A does not intend to make distributions in kind, the Series A Manager may cause Rabble One Series A to make distributions of property of Rabble One Series A in kind.

Liquidating Distributions

The proceeds ~~of~~from the liquidation of Rabble One Series A will be distributed within 90 days of the date of liquidation in the following order and priority:

- *First*, to creditors of Rabble One Series A, including the Series A Members who are creditors, to the extent otherwise permitted by law, in satisfaction of all debts, liabilities, obligations and expenses of Rabble One Series A, including, without limitation, the expenses incurred in connection with the liquidation of Rabble One Series A; and
- *Second*, to the Series A Members in the same manner as set forth herein in the section entitled "—Distributions," with such distributions to be made by the end of the fiscal year of Rabble One Series A during which the liquidation occurs.

Allocation of Profits and Losses

Except as otherwise provided in the Series A Agreement, profits and losses of Rabble One Series A will be allocated among the Series A Members in a manner such that the balance of each Series A Member's capital account immediately after making such allocation is, as nearly as possible, equal to (a) the distributions that would be made to such Series A Member if Rabble One Series A were dissolved, and the net assets of Rabble One Series A were distributed to the Series A Members in accordance with Section 5.2(c) of the Series A Agreement, minus (b) such Series A Member's share of any "partnership minimum gain" as defined in Treasury Regulations §§ 1.704-2(b)(2) and 1.704-2(d) and any "partner nonrecourse debt minimum gain" as defined in Treasury Regulations §§ 1.704-2(b)(2).

Exculpation and Indemnification of the Manager and Operator

The Series A Agreement generally provides that no manager, operator or Series A Member, or their respective affiliates (collectively, the "Indemnified Persons") will have any personal obligation for any debts, obligations or liabilities of Rabble One Series A or Rabble One and that no Indemnified Person will be liable to Rabble One, Rabble One Series A or to any other Series A Member for any act or omission taken or suffered by such Indemnified Person in connection with the conduct of the affairs of Rabble One Series A or otherwise in connection with the Series A Agreement, Master Agreement or matters contemplated thereby unless such Indemnified Person is determined to be guilty by final adjudication of gross negligence, willful misconduct, fraud, material misrepresentation or material violation of the express terms of the Rabble One's Certificate of Formation (the "Certificate of Formation"), the Series A Agreement or the Master Agreement. Rabble One Series A will hold harmless and indemnify solely out of the assets of Rabble One Series A each Indemnified Person to the fullest extent permitted by law for any loss, damage or other expense incurred by such Indemnified Person as a result of any act or omission arising out of such person's activities in connection with the establishment, management or operations of Rabble One Series A, unless such person is determined to be guilty by final adjudication of gross negligence, willful misconduct, fraud, material misrepresentation or material violation of the express terms of the Certificate of Formation.

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LEGAL MATTERS

The validity of the issuance of the units offered by this Offering Circular will be passed upon for us by Dentons US LLP, New York, New York.

EXPERTS

The balance sheets of Rabble One, LLC, Rabble One Series A and Rabble One Series B as of December 31, 2016 have been included in this offering circular in reliance upon the report of New Economy CPA, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

Rabble One has filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This offering circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of the offering statement, Rabble One will be subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, Rabble One will file annual reports, semi-annual reports and other information with the SEC. You may read and copy the offering statement, the related exhibits and the reports and other information Rabble One files with the SEC at the SEC's public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information regarding the operation of the public reference rooms. The SEC also maintains a website at *www.sec.gov* that contains reports, information statements and other information regarding issuers that file with the SEC.

You may also request a copy of these filings at no cost, by writing, emailing or telephoning Rabble One at:

Rabble One, LLC
Attention: Investor Relations
154 Grand Street
New York, NY 10013
Email: [   ]
Telephone: [   ]

Within 120 days after the end of each fiscal year Rabble One will provide to unit holders of record an annual report. The annual report will contain audited financial statements and certain other financial and narrative information that Rabble One is required to provide to holders of units.

Rabble maintains a website at *www.rabbleworks.com*, where there may be additional information about Rabble One's business, but the contents of that site are not incorporated by reference in or otherwise a part of this offering circular.

A-27

~~NY2-786542~~

INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report F-3

Rabble One, LLC

Rabble One, LLC Balance Sheet as of December 31, 2016 .... F-~~2~~3

Rabble One Series A

Rabble One Series A Balance Sheet as of December 31, 2016 .... F-~~3~~4

Rabble One Series B

Rabble One Series B Balance Sheet as of December 31, 2016 .... F-~~4~~5

A-28

NY2-786542

INDEPENDENT AUDITOR'S REPORT

[To the Members of Rabble One, LLC:

Report on the Financial Statements

We have audited the accompanying balance sheets of Rabble One, LLC as of December 31, 2016.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rabble One, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

/s/ New Economy CPA
New York, New York
March [__], 2017]

A-29

NY2-786542

RABBLE ONE, LLC
BALANCE SHEET
December 31, 2016
(~~unaudited~~audited)

ASSETS

ASSETS

Cash and cash equivalents…………………………………………………………	$0.00
Total Assets…………………………………………………………………	$0.00

LIABILITIES AND EQUITY

LIABILITIES

Liabilities…………………………………………………………………	$0.00
Total Liabilities………………………………………………………………	$0.00

EQUITY

Common stock………………………………………………………………	$0.00
Total Equity…………………………………………………………………	$0.00

~~The accompanying notes are an integral part of the balance sheet.~~

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NY2-786542

RABBLE ONE SERIES A
BALANCE SHEET
December 31, 2016
(~~unaudited~~audited)

ASSETS

ASSETS

Cash and cash equivalents	$0.00
Total Assets	$0.00

LIABILITIES AND EQUITY

LIABILITIES

Liabilities	$0.00
Total Liabilities	$0.00

EQUITY

Common stock	$0.00
Total Equity	$0.00

A-31

NY2-786542

RABBLE ONE SERIES B
BALANCE SHEET
December 31, 2016
(~~unaudited)~~audited)

ASSETS

ASSETS

Cash and cash equivalents	$0.00
Total Assets	$0.00

LIABILITIES AND EQUITY

LIABILITIES

Liabilities	$0.00
Total Liabilities	$0.00

EQUITY

Common stock	$0.00
Total Equity	$0.00

A-32

NY2-786542

PART III—EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description
2.1*	Certificate of Formation of Rabble One, LLC dated September 13, 2016
2.2*	Limited Liability Company Agreement of Rabble One, LLC dated November 14, 2016
2.3‡	Form of Separate Series Operating Agreement of Rabble One Series A, a Series of Rabble One, LLC
2.4*	Form of Separate Series Operating Agreement of Rabble One Series B, a Series of Rabble One, LLC
3.1‡	Form of ~~Profit Sharing~~Joint Venture Agreement between Rabble One Series A and Century Partners,
3.2*	Form of Promissory Note issued by Chinatown Soup to Rabble One Series B
4.1‡	Form of Investor Subscription Agreement
6.1*	Third Party Platform Agreement between Synapse Payments, LLC and Jane Q, Inc., d/b/a Rabble dated April 1, 2016
11.1†	Consent of Dentons US LLP (included in Exhibit 12.1)
11.2‡	Consent of New Economy CPA
12.1†	Opinion of Dentons US LLP
13.1†	[Testing the waters materials]

† To be filed by amendment.
* Previously filed.

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NY2-786542

Exhibit B

SEPARATE SERIES OPERATING AGREEMENT

OF

RABBLE ONE SERIES A

A SERIES OF

RABBLE ONE, LLC
[__________], 2017

SEPARATE SERIES OPERATING AGREEMENT
OF
RABBLE ONE SERIES A
A SERIES OF *RABBLE ONE, LLC*

THIS SEPARATE SERIES OPERATING AGREEMENT, dated as of [_________], 2017 (this "**Series Agreement**"), is entered into by and among the undersigned Persons in the capacities indicated. Capitalized terms used herein and not otherwise defined are used as defined in the Limited Liability Company Agreement of Rabble One, LLC, dated as of the date hereof (as amended from time to time, the "**Master Agreement**").

RECITALS

WHEREAS, Rabble One, LLC (the "**Company**") was heretofore formed as a Delaware limited liability company and is governed under and pursuant to the Act and the Master Agreement;

WHEREAS, in accordance with the Master Agreement, the Manager hereby desires to establish and designate a new series designated as Series A ("**Series A**"); and

WHEREAS, it is intended by the parties hereto that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to Series A be enforceable only against the assets of Series A, and not against the assets of the Company generally or any other Series, and none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other Series will be enforceable against the assets of Series A.

NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the parties hereto, intending to be legally bound, hereby agree as follows.

ARTICLE I

DEFINITIONS

SECTION 1.1. Definitions. Any capitalized terms used herein and not otherwise defined in this Section 1.1 will have the meaning set forth in the Master Agreement. The following terms used in this Series Agreement will have the following meanings:

"**Adjusted Capital Account**" means, with respect to any Series A Member, the balance in the Series A Member's Capital Account as of the end of the relevant Allocation Year, after giving effect to the following adjustments:

(a) credit to the Capital Account any amounts which the Series A Member is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulations §§ 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) debit to the Capital Account the items described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations § 1.704-1(b)(2)(ii)(d) and will be interpreted consistently therewith.

"**Adjusted Capital Account Deficit**" means, with respect to any Series A Member, the deficit balance, if any, in the Series A Member's Adjusted Capital Account as of the end of the relevant Allocation Year.

"**Available Cash**" means all (a) proceeds from the sale or other disposition of Series A assets, net of all reasonable third-party expenses of the sale or other disposition, and (b) other cash flow of Series A not resulting from the sale or other disposition of Series A assets, in each case in excess of an amount that the Manager determines in good faith to be a reasonable reserve for (i) anticipated short-term expenses for Series A, (ii) other current liabilities of Series A, or (iii) the payment of other costs and expenses incident to the purposes of Series A which are anticipated to be incurred, or to become due and payable, or both, in the future and for which cash sufficient to pay the costs and expenses at the time they become due and payable may not be generated by Series A.

"**Company**" has the meaning set forth in the Recitals.

"**Company Minimum Gain**" has the same meaning as "partnership minimum gain" set forth in Treasury Regulations §§ 1.704-2(b)(2) and 1.704-2(d).

"**Distributions**" has the meaning set forth in Section 5.2(a).

"**ERISA**" means (a) the Employee Retirement Income Security Act of 1974, as amended, and (b) any legislation, law or rule which may currently exist or may hereafter be enacted similar in scope to the Employee Retirement Income Security Act of 1974, as amended, which governs an employee benefit plan for the benefit of state or local government employees.

"**Indemnified Person**" has the meaning set forth in Section 6.1(a).

"**Initial Redemption Date**" has the meaning set forth in Section 7.2.

"**Investment Company Act**" means the Investment Company Act of 1940, as amended.

"**Manager**" means Jane Q, Inc., a Delaware corporation, in its capacity as Manager of Series A but not of the Company. With respect to Series A (but, as described in the previous sentence, not the Company), the Manager is a "Manager" within the meaning of the Act.

"**Master Agreement**" has the meaning set forth in the introductory statement hereto.

"**Member Nonrecourse Debt**" has the same meaning as the term "partner nonrecourse debt" set forth in Treasury Regulations § 1.704-2(b)(4).

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations § 1.704-2(i)(3).

"**Member Nonrecourse Deductions**" has the same meaning as the term "partner nonrecourse deductions" set forth in Treasury Regulations §§ 1.704-2(i)(1) and 1.704-2(i)(2).

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations §§ 1.704-2(b)(1) and 1.704-2(c).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations § 1.704-2(b)(3).

"**Operator**" means Century Partners, LLC, a Michigan limited liability company, in its capacity as Operator of Series A, but not of the Company.

"**Preferred Return**" means an annual internal rate of return calculated with respect to all Series A Capital Contributions made to, and Distributions from, the Series A (cumulative and not compounded) equal to eight percent (8%). For purposes of calculating the Preferred Return, all Series A Capital Contributions and Distributions occurring during a given month shall be deemed to have occurred on the first (1st) day of the month.

"**Project Management Fee**" means an annual fee payable to Century Partners, LLC equal to two percent (2%) of the total amount of Series A Capital Contributions, calculated as of December 31st of a given year.

"**Put Right**" has the meaning set forth in Section 7.2.

"**Redeeming Member**" has the meaning set forth in Section 7.2.

"**Redemption Notice**" has the meaning set forth in Section 7.2.

"**Regulatory Allocations**" has the meaning set forth in Section 5.7.

"**Securities Act**" means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"**Series A**" has the meaning set forth in the Recitals.

"**Series A Capital Contributions**" means Capital Contributions made by the Series A Members.

"**Series A Members**" means at any time holders of a Series A Membership Interest.

"**Series A Membership Interest**" means a Membership Interest of Series A.

"**Series A Membership Units**" means Membership Units of Series A.

"**Series Agreement**" has the meaning set forth in the introductory statement hereto.

"**Subsequent Redemption Date**" has the meaning set forth in Section 7.2.

"**Transfer**" or "**Transferred**" means, with respect to any Series A Membership Units, a sale, transfer, assignment, gift, lien, pledge, hypothecation or other disposition or encumbrance of any nature of or on the Series A Membership Units (whether direct or indirect, by operation of law or otherwise, including a Transfer as a result of a merger or consolidation involving a Series A Member or a sale of all or substantially all of a Series A Member's assets).

"**Transferee**" means, with respect to any Series A Membership Units, the Person to whom the Transferor of the Series A Membership Units desires to Transfer the Series A Membership Units.

"**Transferor**" means, with respect to any Series A Membership Units, the Series A Member or other Person desiring to Transfer the Series A Membership Units.

SECTION 1.2. **References.** All references to Sections or Articles in this Series Agreement are references to Sections or Articles in this Series Agreement unless otherwise expressly stated.

ARTICLE II

CREATION OF SERIES

SECTION 2.1. **Series A.** In accordance with Article III of the Master Agreement, the Manager hereby establishes and designates a new Series A, which will be a "Series" for all purposes of the Master Agreement, with the terms as set forth herein and in the Master Agreement. For all purposes of the Act, this Series Agreement together with each other Separate Series Agreement and the Master Agreement constitute the "limited liability company agreement" of the Company within the meaning of the Act. This Series Agreement is incorporated by reference into the Master Agreement.

SECTION 2.2. **Name of Series A.** The name of the new Series created by this Series Agreement will be "Series A" or "Rabble One Series A."

ARTICLE III

CAPITAL CONTRIBUTIONS

SECTION 3.1. **Capital Contributions.** Each Person becoming a Series A Member hereby makes the Capital Contributions set forth next to the name of the Person on Schedule A hereto.

ARTICLE IV

MANAGEMENT; AUTHORITY

SECTION 4.1. **Manager.** Jane Q, Inc. is hereby appointed as the Manager of Series A. The mailing address of the Manager is set forth below its name on the signature page hereto and may be updated from time to time by written notice to each Member. The Manager shall conduct, direct and exercise full control over all major activities of Series A as set forth in this Series Agreement, including all decisions relating to the issuance of additional Series A

Membership Units. The Manager shall have the sole power and authority to bind or take any action on behalf of Series A, or to exercise any rights and powers (including the rights and powers to take certain actions, give or withhold certain consents or approvals, or make certain determinations, opinions, judgments, or other decisions) granted to Series A under this Series Agreement, the Master Agreement or any other agreement, instrument, or other document to which Series A is a party.

(a) Subject to any limitations in this Agreement, the following actions or decisions shall require the approval of the Manager:

(i) voluntarily declare bankruptcy or otherwise engage in insolvency proceedings;

(ii) directly or indirectly, by operation of law or otherwise, merge or consolidate or enter into any agreement to merger or consolidate with or into, or acquire all or substantially all of the assets or capital stock or other equity interests of, or otherwise combine with, any entity;

(iii) change the principal business of Series A;

(iv) reorganize or recapitalize Series A or reclassify any of its Series A Membership Units, or adopt any plan to do any of the foregoing;

(v) liquidate, dissolve or wind up Series A;

(vi) admit any new Series A Member or issue any new Series A Membership Units;

(vii) create or authorize the creation of any debt security if Series A's aggregate indebtedness would exceed $1,000;

(viii) create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; or

(ix) hire or change the compensation of the executive officers or employees of Series A with an annual salary greater than $1,000 per year.

SECTION 4.2. **Operator.** Century Partners, LLC is hereby appointed as the

Operator of Series A. The mailing address of the Operator is set forth below its name on the signature page hereto and may be updated from time to time by written notice to each Member. The Operator shall conduct, direct and exercise control over the day-to-day operating activities of Series A, including all decisions relating to the operations of Series A, except as otherwise set forth in this Agreement.

(a) Subject to any limitations in this Agreement, the following actions or decisions shall require the approval of the Manager in consultation with the Operator:

(i) amend, alter or repeal any provision of this Series Agreement;

(ii) enter into or be a party to any transaction or series of related transactions with a manager, operator, officer or employee of Series A or any "associate" (as defined in Rule 12b-2 of the Securities Exchange Act of 1934) of any such Person except transactions resulting in payments to or by Series A in an amount less than $1,000 per year in the aggregate to such Person;

(iii) declare, set aside, pay or make any distribution of assets (whether in cash, securities, property or any combination thereof); or

(iv) modify Series A's leverage policy or obtain or seek to obtain leverage through bank refinancing greater than 80% of Series A's pro rata portion of the then appraised value for each real estate property owned, including jointly, by Series A.

(b) For the avoidance of doubt and notwithstanding anything in this Agreement to the contrary, the approval of the Manager shall not be required for any actions or decisions taken or made by the Operator regarding the financing, development, sale or operations of real estate property owned by the Company, except for the actions or decisions set forth in Section 4.2(a)(iv).

ARTICLE V

DISTRIBUTIONS AND ALLOCATIONS

SECTION 5.1. Distributions Generally. Except as otherwise provided herein, Distributions must be made in accordance with this Article V. Distributions to each Series A Member will be made by wire transfer to the account designated therefor from time to time by written notice from the Series A Member to the Manager.

SECTION 5.2 Distribution Priority.

(a) Subject to Sections 5.2(b) and 5.2(c), Available Cash (or, in accordance with Section 5.4(a) below, property of Series A on an in kind basis) shall be distributed (the "**Distributions**") from time to time at the direction of the Manager in the following manner:

(i) *First,* a reserve in the amount to be determined in the sole discretion of the Manager to be allocated for operating and administrative expenses, including but not limited to, insurance, security, taxes, maintenance costs, construction management costs, accounting, the Project Management Fee, debt service, reserves and any other expenses of the Series A;

(ii) *Second*, to all Series A Members in order to offset any losses previously allocated to them;

(iii) *Third*, to all Series A Members pro rata in proportion to their holdings of Series A Membership Units, until the Series A Members have received the Preferred Return and repayment to members of their Series A Capital Contributions; and

(iv) *Fourth*, fifty percent (50%) of the remaining profits will be distributed to the Series A Members pro rata in accordance with their respective Series A Membership Interests, and fifty percent (50%) of the remaining profits will be distributed to Century Partners, LLC.

(b) Available Cash will not be reinvested but will be distributed to the Series A Members as set forth above. Notwithstanding any other provision of this Series Agreement, no Distributions shall be made to the Series A Members prior to the end of [January 2019].

(c) Liquidating Distributions. Notwithstanding anything to the contrary in this Article V or in Section 7.3 of the Master Agreement, upon the termination and liquidation of Series A in accordance with the provisions of Section 7.3 of the Master Agreement, the proceeds of liquidation of Series A will be distributed within ninety (90) days of the date of termination and liquidation in the following order and priority:

(i) *First*, to creditors of Series A, including the Series A Members who are creditors, to the extent otherwise permitted by law, in satisfaction (whether by payment or the making of reasonable provision for payment thereof) of all debts, liabilities, obligations and expenses of Series A, including, without limitation, the expenses incurred in connection with the liquidation of Series A; and

(ii) *Second*, to the Series A Members in the same manner as set forth in Section 5.2(a), with such distributions to be made by the end of the Fiscal Year of Series A during which the liquidation of Series A occurs (or, if later, ninety (90) days after the date of the liquidation).

SECTION 5.3. Tax Distributions. Notwithstanding anything to the contrary in this Article V, to the extent that the amount distributed to (or withheld on behalf of) any Series A Member in respect of a Fiscal Year of Series A is less than such Series A Member's Assumed Tax Liability, Series A shall, to the extent approved by the Manager and unless prohibited by law, distribute out of Available Cash an amount equal to such shortfall to such Series A Member, at such times as to permit the Series A Member to timely satisfy estimated tax or other tax payment requirements. Each Series A Member's "Assumed Tax Liability" shall equal the expected aggregate federal, state, and local tax liability of such Series A Member attributable to items of income, gain, loss, and deduction allocated to such Series A Member for income tax purposes (excluding allocations under the principles of Section 704(c) of the Code), assuming the highest marginal income tax rates applicable to any Series A Member, taking into account the character of the relevant income or loss to such Series A Member and the deductibility, if any, of any state or local tax in computing any state or federal tax liability. Distributions made to a Series A Member under this Section 5.3 are to be treated as advances of amounts that are otherwise distributable to that Series A Member under this Series Agreement and, therefore, will reduce the amount of distributions to be made to that Series A Member under Section 5.2.

SECTION 5.4. Other General Principles of Distributions.

(a) Although Series A does not intend to make Distributions in kind, the Manager may, subject to the consent of the Manager in its sole discretion, cause Series A to make Distributions of property of Series A in kind pursuant to Section 5.2.

(b) Series A is authorized to withhold from payments, Distributions, or allocations, and to pay over to any federal, state and local government or any foreign government, any amounts that the Manager determines, in its reasonable discretion, will be withheld for purposes of satisfying Series A's obligations under the Code, any provisions of any other federal, state or local law, or any foreign law, and will allocate the amounts to the Series A Members with respect to which the amount was withheld. All amounts withheld pursuant to this Section 5.4(b) with respect to any payment, Distribution or allocation will be treated as amounts paid or distributed, as the case may be, to the Series A Members with respect to which the amount was withheld pursuant to this Section 5.4(b) for all purposes under the Master

Agreement and this Series Agreement.

(c) Notwithstanding anything to the contrary contained herein, Series A will not make a Distribution to any Series A Member on account of its Series A Membership Interest if the Distribution would violate the Act or other applicable law.

SECTION 5.5. Allocations of Profits and Losses. Except as otherwise provided in this Series Agreement, Profits and Losses (and, to the extent necessary, individual items of income, gain, loss, deduction or credit) of Series A shall be allocated among the Series A Members in a manner such that, after giving effect to the special allocations set forth in Section 5.6, the Capital Account balance of each Series A Member, immediately after making such allocation, is, as nearly as possible, equal to (a) the distributions that would be made to such Series A Member pursuant to Section 5.2(c) if Series A were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value, all Series A liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), and the net assets of Series A were distributed, in accordance with Section 5.2(c), to the Series A Members immediately after making such allocation, minus (b) such Series A Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

SECTION 5.6. Special Allocations. The following special allocations will be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations § 1.704-2(f), notwithstanding any other provision of this Article V, if there is a net decrease in Company Minimum Gain during any Allocation Year, each Series A Member will be specially allocated items of Series A income and gain for the Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to the Series A Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations § 1.704-2(g). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Series A Member pursuant thereto. The items to be so allocated will be determined in accordance with Treasury Regulations §§ 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.6(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(f) and will be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations § 1.704-2(i)(4), notwithstanding any other provision of this Article VI, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Allocation Year, each Series A Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to the Member Nonrecourse Debt, determined in accordance with Treasury Regulations § 1.704-2(i)(5), will be specially allocated items of Series A income and gain for the Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to the Series A Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to the Member Nonrecourse Debt, determined in accordance with Treasury Regulations § 1.704-2(i)(4). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Series A Member pursuant thereto. The items to be so allocated will be determined in accordance with Treasury Regulations §§ 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.6(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations § 1.704-2(i)(4) and will be interpreted consistently therewith.

(c) Qualified Income Offset. In the event that any Series A Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Series A income and gain will be allocated to the Series A Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Series A Member as quickly as possible; provided that an allocation pursuant to this Section 5.6(c) will be made only if and to the extent that the Series A Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article V have been tentatively made as if this Section 5.6(c) were not in this Article V.

(d) Gross Income Allocation. In the event that any Series A Member has an Adjusted Capital Account Deficit at the end of any Allocation Year, the Series A Member will be allocated items of Series A income and gain in the amount of the deficit as quickly as possible; provided that an allocation pursuant to this Section 5.6(d) will be made only if and to the extent that the Series A Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article V have been tentatively made as if Section 5.6(c) and this Section 5.6(d) were not in this Article V.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Allocation Year will be specially allocated among the Series A Members in proportion to their Series A Capital Contributions.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse

Deductions for any Allocation Year will be specially allocated to the Series A Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations § 1.704-2(i)(1).

(g) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Series A asset, pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required, pursuant to Treasury Regulations §§1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Series A Member in complete liquidation of the Series A Membership Interest of the Series A Member, the amount of the adjustment to Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis) and the gain or loss will be specially allocated to the Series A Members in accordance with their interests in Series A in the event Treasury Regulations § 1.704-1(b)(2)(iv)(m)(2) applies, or to the Series A Member to whom the distribution was made in the event Treasury Regulations § 1.704-1(b)(2)(iv)(m)(4) applies.

SECTION 5.7. Curative Allocations. The allocations set forth in Sections 5.6 (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Series A Members that, to the extent possible, the Regulatory Allocations will be offset either with special allocations of other items of Series A income, gain, loss, or deduction pursuant to this Article V. Therefore, notwithstanding any other provision of this Article V (other than the Regulatory Allocations), the Manager shall make the offsetting special allocations of Series A income, gain, loss, or deduction in whatever manner it determines appropriate so that, after the offsetting allocations are made, each Series A Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance the Series A Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Section 5.5. In exercising its discretion under this Section 5.7, the Manager shall take into account future Regulatory Allocations under Sections 5.6(a) and 5.6(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 5.6(e) and 5.6(f).

SECTION 5.8. Other Allocation Rules.

(a) Profits, Losses, and any other items of income, gain, loss, or deduction will be allocated to the Series A Members pursuant to this Article V as of the last day of each Fiscal Year; provided that Profits, Losses, and the other items will also be allocated at the times as the

Gross Asset Values of the Company's assets are adjusted pursuant to subparagraph (ii) of the definition of "**Gross Asset Value**."

(b) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any other items will be determined on an interim closing of the books basis by the Manager under Section 706 of the Code and the Treasury Regulations thereunder.

(c) The Series A Members are aware of the income tax consequences of the allocations made by this Article V and hereby agree to be bound by the provisions of this Article V in reporting their shares of Series A income and loss for income tax purposes, except as otherwise required by law.

ARTICLE VI

EXCULPATION; INDEMNIFICATION

SECTION 6.1. Exculpation.

(a) To the fullest extent permitted by law, the Manager, the Operator, each Series A Member, the members and shareholders of the Manager and their respective Affiliates, directors, board members, officers, employees, shareholders, partners, managers and members (each, an "**Indemnified Person**," and collectively, the "**Indemnified Persons**") will not be liable to the Company, Series A or to any Member for any act or omission taken or suffered by the Indemnified Person in connection with the conduct of the affairs of Series A or otherwise in connection with this Series Agreement, the Master Agreement or the matters contemplated hereby, unless any Indemnified Person is determined to be guilty by a final adjudication (after all appeals and the expiration of time to appeal) of a court of competent jurisdiction of gross negligence, willful misconduct, fraud, material misrepresentation or material violation of the express terms of the Certificate, this Series Agreement or the Master Agreement.

(b) Each Indemnified Person will be entitled to rely on the advice of counsel, public accountants and other independent advisors experienced in the matter at issue and selected with reasonable care, and any act or omission of any Indemnified Person taken in reasonable and good faith reliance on the advice will in no event subject any Indemnified Person to liability to the Company, Series A or any Member.

(c) The provisions of the Master Agreement and this Series Agreement, to the extent that they expressly restrict or eliminate the duties (including fiduciary duties) and liabilities of an Indemnified Person otherwise existing at law or in equity, are agreed by the Series A Members to replace the other duties and liabilities of the Indemnified Person.

SECTION 6.2. Indemnification Procedures.

(a) To the fullest extent permitted by law, each of the Indemnified Persons will be held harmless and indemnified by Series A (solely out of the assets of Series A and not out of the separate assets of any Member or any other Series) for any liability, loss, damage, settlement cost or other expense (including attorneys' fees and expenses) incurred by reason of any act or omission or alleged act or omission arising out of the Indemnified Person's activities in connection with the establishment, management or operations of Series A, unless any Indemnified Person is determined to be guilty by a final adjudication (after all appeals and the expiration of time to appeal) of a court of competent jurisdiction of gross negligence, willful misconduct, fraud, material misrepresentation or material violation of the express terms of the Certificate, this Series Agreement, or the Master Agreement.

(b) To the fullest extent permitted by law, expenses (including attorneys fees' and expenses) incurred by a Person indemnified pursuant to Section 6.2(a) in investigating, defending or preparing to defend any claim, demand, action, suit or proceeding will, from time to time, within 30 days of invoice, be advanced by Series A prior to the final disposition of the claim, demand, action, suit or proceeding upon receipt by the Manager of an undertaking by or on behalf of the Indemnified Person to repay the amount within sixty (60) Business Days after demand therefore if it will be determined that the Indemnified Person is not entitled to be indemnified as authorized in Section 6.2(a).

(c) Series A may purchase and maintain insurance on behalf of one or more Indemnified Persons and other Persons against any liability which may be asserted against, or expense which may be incurred by, any Person in connection with Series A's activities, whether or not Series A would have the power to indemnify the Person against the liability under the provisions of this Series Agreement.

(d) The rights of indemnification and advancement of expenses provided for in this Section 6.2 will survive the dissolution and termination of Series A, will be in addition to any similar rights to which any Indemnified Person may otherwise be entitled by contract or as a matter of law and will inure to the benefit of each Indemnified Person's heirs, executors, administrators, personal representatives, successors and assigns.

(e) If any Indemnified Person, the Company or Series A is subject to any federal or state law, rule or regulation that restricts the extent to which any Person may be exonerated or indemnified by Series A pursuant to this Series Agreement, then the indemnification provisions set forth in this Section 6.2 and the exculpation provisions set forth in Section 6.1 will be deemed to be amended automatically and without further action, solely to the extent necessary to conform to the restrictions on exoneration or indemnification as are set forth in the applicable federal or state law, rule or regulation.

ARTICLE VII

ASSIGNMENT; PUT RIGHT; ADMISSION AND RESIGNATION OF SERIES A MEMBERS

SECTION 7.1. Transfers of Interests.

(a) In no event will all or any part of a Series A Membership Interest be Transferred, and any Transfer will be void and will not be recognized, unless all of the following conditions are satisfied:

(i) the Manager has consented in writing to the Transfer (which consent may not be unreasonably withheld);

(ii) the Transferor, if requested by the Manager in its sole discretion, has delivered to the Manager an opinion of counsel reasonably acceptable to the Manager that the Transfer (A) would not violate the Securities Act or any state blue sky laws (including any investor suitability standards), and (B) would not result in Series A ceasing to be treated as a partnership for federal tax purposes;

(iii) the Transferor has demonstrated to the reasonable satisfaction of the Manager that the Transfer will not result in Series A being treated as a "publicly traded partnership" taxable as a corporation within the meaning of Section 7704 of the Code;

(iv) the Transferor has demonstrated to the reasonable satisfaction of the Manager that (A) the Transferee is not an "employee benefit plan," as defined in Section 3(3) of ERISA, subject to Title I of ERISA, or a "plan" as defined in Section 4975 of the Code and (B) no part of the funds used by the Transferee to acquire the Transferor's Series A Membership Interest will constitute "plan assets" of one or more plans within the meaning of 29 C.F.R. Section 2510.3-101 and Section 3(42) of ERISA;

(v) the Transferor and Transferee execute, acknowledge and deliver such instruments as the Manager deems necessary, appropriate or desirable to effect the Transfer, including an instrument of Transfer and the written acceptance and adoption by the Transferee of the Master Agreement and this Series Agreement;

(vi) the Transferor has demonstrated to the reasonable satisfaction of the Manager that the Transfer will not require the Company or Series A to register under or otherwise be subject to the provisions of the Investment Company Act or any other similar legislation or regulatory action; and

(vii) the Transferee agrees to bear all of the Manager's and Series A's expenses and costs incurred in connection with the Transfer and substitution, including legal fees and expenses and filing fees.

(b) Upon the satisfaction of the conditions set forth in Section 7 .1(a) above, the Manager shall record the Transfer on the books and records of Series A and the Transferee will be a substituted Member of Series A.

(c) A Transferee, legal representative or successor in interest of a Series A Member will be subject to all of the restrictions upon a Series A Member provided in the Master Agreement and this Series Agreement.

(d) A Transferee of a Series A Membership Interest who desires to make a further Transfer will be subject to all of the provisions of this Section 7.1 to the same extent and in the same manner as the Series A Member making the initial Transfer.

(e) A substituted Series A Member will succeed to all the rights and be subject to all the obligations of the Transferor in respect of the Series A Membership Interest as to which it was substituted, including the part of the Capital Account of the Transferor related to the Series A Membership Interest.

SECTION 7.2. **Put Right.** Subject to the limitations in Section 7.2(a), not less than sixty (60) days prior to January 1, 2019 (the "**Initial Redemption Date**") and each one (1) year anniversary thereafter (each a "**Subsequent Redemption Date**"), a Series A Member (each a "**Redeeming Member**") may submit a written redemption notice (each a "**Redemption Notice**") to the Operator. Upon providing such Redemption Notice, the Redeeming Member shall have the right (the "**Put Right**") to cause the Operator to purchase, with an effective date not later than nine (9) months after the Initial Redemption Date or a Subsequent Redemption

Date, as applicable, all of such Redeeming Member's Series A Membership Interest for a purchase price equal to the Series A Capital Contribution opposite such Redeeming Member's name on Schedule A attached hereto.

(a) At no time will the Operator be obligated to purchase more than 10% of the total number of outstanding Series A Membership Units in any twelve (12) month period. In the event that holders of more than 10% of the total outstanding Series A Membership Units submit Redemption Notices in any twelve (12) month period, the Operator shall only be obligated to purchase such Series A Members' pro-rata share of the Series A Membership Interests for which the Operator is under an obligation to purchase.

SECTION 7.3. Death, Incompetency, Bankruptcy or Dissolution of a Series A Member. The death, incompetency, bankruptcy, dissolution or other cessation to exist as a legal entity of a Series A Member will not, in and of itself, dissolve the Company or terminate Series A. In any such event, the personal representative (as defined in the Act) of the Series A Member may exercise all of the rights of the Series A Member with respect to Series A for the purpose of settling the Series A Member's estate or administering its property, subject to the terms and conditions of the Master Agreement and this Series Agreement, including any power of an assignee to become a Series A Member pursuant to Section 7.1.

ARTICLE VIII

MEMBERS' REPRESENTATIONS

SECTION 8.1. Members. Each Series A Member hereby represents and warrants to the Manager, Series A and each other Series A Member that:

(a) it has acquired its Series A Membership Interest for itself for investment purposes only, and not with a view to any resale or distribution of the Interest;

(b) it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in Series A;

(c) it is duly organized, validly existing and in good standing under the laws of the jurisdiction where it is organized;

(d) it is a United States person (as defined in Code Section 7701(a)(30));

(e) it is not (i) an "employee benefit plan," as defined in Section 3(3) of ERISA, subject to Title I of ERISA, or a "plan" as defined in Section 4975 of the Code and (ii) no part of the funds used by it to acquire its Series A Membership Interest constitutes "plan assets" of one or more plans within the meaning of 29 C.F.R. Section 2510.3-101 and Section 3(42) of ERISA;

(f) it has full power and authority to enter into and perform the Master Agreement and this Series Agreement;

(g) all actions necessary to authorize the signing and delivery of this Series Agreement by it, and the performance of its obligations hereunder, have been duly taken;

(h) this Series Agreement has been duly signed and delivered by a duly authorized officer or other representative of the Series A Member and constitutes the legal, valid and binding obligation of the Series A Member enforceable in accordance with its terms (except as the enforceability may be affected by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally, and except that the availability of equitable remedies is subject to judicial discretion);

(k) no consent or approval of any other Person is required in connection with the signing, delivery and performance of the Master Agreement or this Series Agreement by the Series A Member; and

(l) the signing, delivery and performance of the Master Agreement or this Series Agreement do not violate the organizational documents of the Series A Member or any material agreement to which the Series A Member is a party or by which it is bound.

SECTION 8.2. Transferees. Each Transferee will be deemed to make the representations and warranties set forth in Section 8.1 to the Manager, Series A and each other Series A Member on the date upon which the Transfer of Series A Membership Interests to the Transferee is recorded on the books and records of Series A in accordance with Section 8.1(b).

ARTICLE IX

MISCELLANEOUS PROVISIONS

SECTION 9.1. Binding Effect. This Series Agreement is binding upon and inures to the benefit of the parties hereto and the Indemnified Persons and, to the extent permitted by this Series Agreement, their respective legal representatives, successors and permitted assigns.

SECTION 9.2. **Governing Law.** This Series Agreement, and the rights of the parties hereunder, will be construed pursuant to the laws of the State of Delaware, without regard to conflict of laws principles.

SECTION 9.3. **Waiver of Action for Partition.** Each party hereto irrevocably waives during the existence of Series A any right that it may have to maintain any action for partition with respect to the property of Series A.

SECTION 9.4. **Execution of Additional Instruments.** Each Series A Member hereby agrees to execute such other and further statements of interests and holdings, designations and other instruments necessary to comply with any laws, rules or regulations as may be determined by the Manager.

SECTION 9.5. **Integration.** The Master Agreement and this Series Agreement constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and thereof and supersede all prior agreements and understandings pertaining thereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Series Agreement as of the date first-above stated.

THE MANAGER, IN ITS CAPACITY AS MANAGER UNDER THIS AGREEMENT:

JANE Q, INC.

By: ______________________

Name: ____________________

Title: _____________________

THE OPERATOR, IN ITS CAPACITY AS OPERATOR UNDER THIS AGREEMENT:

CENTURY PARTNERS, LLC

By: ______________________

Name: ____________________

Title: _____________________

MEMBERS:

SCHEDULE A

MEMBERS OF SERIES A

____

Name	Address	Series A Capital Contribution	Series A Membership Units	Percentage Interest

JOINT VENTURE AGREEMENT

BETWEEN

RABBLE ONE, LLC

AND

CENTURY PARTNERS, LLC

[__________], 2017

THIS JOINT VENTURE AGREEMENT, dated as of [__________], 2017 (this "**Agreement**"), is entered into by and between Rabble One, LLC, a Delaware series limited liability company (the "**Company**"), and Century Partners, LLC, a Delaware limited liability company ("**Century Partners**"). Capitalized terms used herein and not otherwise defined are used as defined in the Limited Liability Company Agreement of Rabble One, LLC, dated as of the date hereof (as amended from time to time, the "**Master Agreement**").

RECITALS

WHEREAS, the Company was heretofore formed as a Delaware series limited liability company and is governed under and pursuant to the Act and the Master Agreement;

WHEREAS, in accordance with the Master Agreement, the Jane Q, Inc., d/b/a Rabble (the "**Manager**") has established and designated a new series designated as Series A ("**Series A**") pursuant to the Series A Operating Agreement, dated as of the date hereof (as amended from time to time, the "**Series A Agreement**");

WHEREAS, the proceeds from the offering of units of Series A ("**Series A Units**") will be used to purchase, rehabilitate, lease, manage, finance, refinance and sell single- and multi-family properties in identified areas of "sustainable momentum" near downtown and midtown Detroit, Michigan (the "**Properties**") until such time as there are no Series A Units outstanding;

WHEREAS, Century Partners will act as the operator of Series A (the "**Operator**") and the Manger will act as the manager of Series A pursuant to the Series A Agreement;

WHEREAS, it is intended by the parties hereto that the Properties will be jointly owned by the Company and Detroit Real Estate Value Fund II, a fund sponsored and managed by Century Partners ("**Fund II**"), and that the Company and Fund II also will share income, expenses and indebtedness from or with respect to the Properties.

NOW THEREFORE, in consideration of the mutual promises and obligations contained herein, the parties hereto, intending to be legally bound, hereby agree as follows.

ARTICLE I

ALLOCATION OF OWNERSHIP INTERESTS, PURCHASE PRICES AND RENOVATIONS

SECTION 1.2. **Purchase Price for Properties.** The pro rata purchase price of each of the Properties for Series A will be equal to the Series A Percentage Interest as of the date of the consummation of the purchase of such Property multiplied by the sum of the actual purchase price of the Property and the closing costs and administrative costs related to the acquisition. The pro rata purchase price of each of the Properties for Fund II will be equal to the Fund II Percentage Interest as of the date of the consummation of the purchase of such Property multiplied by the sum of the actual purchase price of the Property and the closing costs and administrative costs related to the acquisition.

SECTION 1.3. **Share of Renovations for Properties.** Series A's share of any improvements or renovations made to any of the Properties, using proceeds from the Series A Offering and/or proceeds raised by Fund II, will be equal to the Series A Percentage Interest as of the relevant date. Fund II's share of any improvements or renovations made to any of the Properties, using proceeds from the Series A Offering and/or proceeds raised by Fund II, will be equal to the Fund II Percentage Interest as of the relevant date.

ARTICLE II

ALLOCATION OF INCOME, EXPENSES AND INDEBTEDNESS

SECTION 2.1. **Income.** Rabble One Series A and Fund II each agree that they are only entitled to their share of income from the Properties, including any rental payments and sale

ARTICLE III

TERMINATION AND SURVIVAL

SECTION 3.1. **Termination.** This Agreement shall be terminated (i) upon the written agreement of the parties hereto or (ii) if there are no longer any outstanding Series A Units.

SECTION 3.2 **Survival.** Notwithstanding any termination of this Agreement, the provisions of Section 4.1 hereof shall survive such termination.

ARTICLE IV

INDEMNIFICATION

SECTION 4.1. **Indemnification.**

(a) To the fullest extent permitted by law, each of the parties hereto will indemnify the other party (the "**Indemnified Party**") for any liability, loss, damage, settlement cost or other expense (including attorneys' fees and expenses) incurred by reason of any act or omission or alleged act or omission arising out of the Indemnified Person's activities in connection with the Properties and the matters contemplated by this Agreement, including any breach of this Agreement, unless the Indemnified Person is determined to be guilty by a final adjudication (after all appeals and the expiration of time to appeal) of a court of competent jurisdiction of gross negligence, willful misconduct, fraud, material misrepresentation or material violation of the express terms of this Agreement.

(b) The rights of indemnification provided for in this Section 4.1 will be in addition to any similar rights to which any Indemnified Person may otherwise be entitled by contract or as a matter of law and will inure to the benefit of each Indemnified Person's heirs, executors, administrators, personal representatives, successors and assigns.

(c) If any Indemnified Person is subject to any federal or state law, rule or regulation that restricts the extent to which such Indemnified Person may be indemnified pursuant to this Agreement, then the indemnification provisions set forth in this Section 4.1 will be deemed to be amended automatically and without further action, solely to the extent necessary to conform to the restrictions on exoneration or indemnification as are set forth in the applicable federal or state law, rule or regulation.

ARTICLE V

MISCELLANEOUS PROVISIONS

SECTION 5.1. **Amendment.** Any amendment or supplement to this Agreement shall not be effective unless in writing and signed by the parties hereto.

SECTION 5.2 **Binding Effect.** This Agreement is binding upon and inures to the benefit of the parties hereto and the Indemnified Persons and, to the extent permitted by this Agreement, their respective legal representatives, successors and permitted assigns.

SECTION 5.3. **Governing Law.** This Agreement, and the rights of the parties hereunder, will be construed pursuant to the laws of the State of New York, without regard to conflict of laws principles.

SECTION 5.4. **Waiver of Action for Partition.** Each party hereto irrevocably waives during the existence of Series A any right that it may have to maintain any action for partition with respect to the Properties.

SECTION 5.5. **Execution of Additional Instruments.** Each party hereto agrees to execute such other and further statements of interests and holdings, designations and other instruments necessary to comply with any laws, rules or regulations as may be determined by the Operator.

SECTION 5.6. **Integration.** This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and thereof and supersedes all prior agreements and understandings pertaining thereto.

SECTION 5.7. **Counterparts.** This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first stated above.

RABBLE ONE, LLC

By: JANE Q, INC., D/B/A RABBLE, AS MANAGER OF RABBLE ONE, LLC

By: ________________________

Name: ______________________

Title: _______________________

CENTURY PARTNERS, LLC, AS OPERATOR AND MANAGER OF DETROIT REAL ESTATE VALUE FUND II

By: ________________________

Name: ______________________

Title: _______________________

SUBSCRIPTION AGREEMENT

FOR

RABBLE ONE SERIES [A][B],

A SERIES OF

RABBLE ONE, LLC

THIS SUBSCRIPTION AGREEMENT (this "**Agreement**" or this "**Subscription**") is made and entered into as of ____________________, by and between the undersigned (the "**Subscriber**") and Rabble One, LLC, a Delaware series limited liability company ("**Rabble One**"), with reference to the facts set forth below.

WHEREAS, subject to the terms and conditions of this Agreement, the Subscriber wishes to irrevocably subscribe for and purchase (subject to acceptance of such subscription by Rabble One) certain Series [A][B] LLC Units (the "**Units**"), as set forth in Section 1 and on the signature page hereto, offered pursuant to that certain Offering Circular, dated as of [DATE] (the "**Offering Circular**") of Rabble One.

NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

NOTE TO INVESTORS WHO SUBSCRIBE PRIOR TO RABBLE ONE RAISING THE MINIMUM OFFERING AMOUNT

Notwithstanding anything in this Subscription Agreement to the contrary, subscriptions will not be accepted until such time as subscriptions equaling the minimum offering amount, which is $[350,000][55,000], have been received. All investor funds will be deposited through the SynapsePay system, operated by Synapse Payments, LLC ("**Synapse**"), into an escrow account established for the benefit of the investors with a national bank or trust company. Until the minimum threshold is met, the funds of subscribers will remain in the escrow account and subscribers will not become holders. Funds will be released from the escrow account only once the specified subscription amount is reached. If the offering fails, investor funds will be returned promptly through SynapsePay, without interest. Prior to the attainment of the minimumthreshold, subscribers may revoke their subscription by providing Synapse with a written notice requesting such rescission, to be sent to the following address:

Synapse Payments, LLC
Attention: [______]
[address]
Email: [______]

1. Subscription for and Purchase of the Units.

1.1 Subject to the express terms and conditions of this Agreement, the Subscriber hereby irrevocably subscribes for and agrees to purchase the Units (the "Purchase") in the amount of the purchase price (the "**Purchase Price**") set forth on the signature page to this Agreement.

1.2 The offering of Units is described in the Offering Circular, that is available through the online website platform www.rabbleworks.com (the "**Site**"), which is owned and operated by Jane Q, Inc., d/b/a Rabble ("**Rabble**"), the manager of Rabble One, as well as on the SEC's EDGAR website. Please read this Agreement, the Offering Circular, and the Rabble One Series [A][B] Operating Agreement (the "**Operating Agreement**").

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While they are subject to change, as described below, Rabble One advises the Subscriber to print and retain a copy of these documents for the Subscriber's records. By signing electronically below, the Subscriber agrees to the following terms together with the Terms and Conditions and the Terms of Use, consent to Rabble One, LLC's privacy policy, and agree to receive communications relating to the Units electronically from Synapse.

1.3 Rabble, on behalf of Rabble One, has the right to reject this Subscription in whole or in part for any reason. The Subscriber may not cancel, terminate or revoke this Agreement, which, in the case of an individual, shall survive his death or disability and shall be binding upon the Subscriber, his heirs, trustees, beneficiaries, executors, personal or legal administrators or representatives, successors, transferees and assigns.

1.4 Once the Subscriber makes a funding commitment to purchase Units, it is irrevocable until the Units are issued, the Purchase is rejected by Rabble, or Rabble otherwise determines not to consummate the transaction.

1.5 The Subscriber has received and read a copy of the Operating Agreement and agrees that its execution of this Subscription Agreement constitutes its consent to such Operating Agreement, and, that upon acceptance of this Subscription Agreement by Rabble One, the Subscriber will become a member of Rabble One as a holder of Units. When this Subscription Agreement is countersigned by the Company, the Operating Agreement shall be binding upon the Subscriber as of the settlement date.

2. Purchase of the Units.

2.1 The Subscriber understands that the Purchase Price is payable with the execution and submission of this Agreement, and accordingly, is submitting herewith to Synapse, on behalf of Rabble One, the Purchase Price as agreed to by Rabble One on the Site.

2.2 If Rabble One returns the Subscriber's Purchase Price to the Subscriber, Rabble One will not pay any interest to the Subscriber.

2.3 If this Subscription is accepted by Rabble, on behalf of Rabble One, the Subscriber agrees to comply fully with the terms of this Agreement, the Units and all other applicable documents or instruments of Rabble One, including the Operating Agreement. The Subscriber further agrees to execute any other necessary documents or instruments in connection with this Subscription and the Subscriber's purchase of the Units.

2.4 In the event that this Subscription is rejected in full or the offering is terminated, payment made by the Subscriber to Synapse, on behalf of Rabble One, for the Units will be refunded to the Subscriber without interest and without deduction, and all of the obligations of the Subscriber hereunder shall terminate. To the extent that this Subscription is rejected in part, Synapse, on behalf of Rabble One, shall refund to the Subscriber any payment made by the Subscriber to Synapse, on behalf of Rabble One,

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with respect to the rejected portion of this Subscription without interest and without deduction, and all of the obligations of Subscriber hereunder shall remain in full force and effect except for those obligations with respect to the rejected portion of this Subscription, which shall terminate.

3. Investment Representations and Warranties of the Subscriber. The Subscriber represents and warrants to Rabble One the following:

3.1 The information that the Subscriber has furnished herein, including (without limitation) the information furnished by the Subscriber to Synapse, on behalf of Rabble One, upon signing up for the Site regarding whether the Subscriber qualifies as (i) an "accredited investor" as that term is defined in Rule 501 under Regulation D ("**Regulation D**") promulgated under the Securities Act of 1933, as amended (the "**Act**") and/or (ii) a "qualified purchaser" as that term is defined in Regulation A promulgated under the Act, is correct and complete as of the date of this Agreement and will be correct and complete on the date, if any, that Rabble, on behalf of Rabble One, accepts this Subscription. Further, the Subscriber shall immediately notify Synapse, on behalf of Rabble One, of any change in any statement made herein prior to the Subscriber's receipt of Rabble One's acceptance of this Subscription, including, without limitation, the Subscriber's status as an "accredited investor" and/or "qualified purchaser." The representations and warranties made by the Subscriber may be fully relied upon by Rabble One and by any investigating party relying on them.

3.2 The Subscriber, if an entity, is, and shall at all times while it holds Units remain, duly organized, validly existing and in good standing under the laws of the state or other jurisdiction of the United States of America of its incorporation or organization, having full power and authority to own its properties and to carry on its business as conducted. The Subscriber, if a natural person, is eighteen (18) years of age or older, competent to enter into a contractual obligation, and a citizen or resident of the United States of America. The principal place of business or principal residence of the Subscriber is as shown on the signature page of this Agreement.

3.3 The Subscriber has the requisite power and authority to deliver this Agreement, perform his, her or its obligations set forth herein, and consummate the transactions contemplated hereby. The Subscriber has duly executed and delivered this Agreement and has obtained the necessary authorization to execute and deliver this Agreement and to perform his, her or its obligations herein and to consummate the transactions contemplated hereby. This Agreement, assuming the due execution and delivery hereof by Rabble One, is a legal, valid and binding obligation of the Subscriber enforceable against the Subscriber in accordance with its terms.

3.4 At no time has it been expressly or implicitly represented, guaranteed or warranted to the Subscriber by Rabble One or any other person that:

(a) A percentage of profit and/or amount or type of gain or other consideration will be realized as a result of this investment; or

3

(b) The past performance or experience on the part of Rabble One and/or its officers or directors does not in any way indicate the predictable or probable results of the ownership of the Units or the overall Rabble One venture.

3.5 The Subscriber has received this Agreement, the Offering Circular and the Operating Agreement. The Subscriber and/or the Subscriber's advisors, who are not affiliated with and not compensated directly or indirectly by Rabble One or an affiliate thereof, have such knowledge and experience in business and financial matters as will enable them to utilize the information which they have received in connection with Rabble One and its business to evaluate the merits and risks of an investment, to make an informed investment decision and to protect the Subscriber's own interests in connection with the Purchase.

3.6 The Subscriber understands that the Units being purchased are a speculative investment which involves a substantial degree of risk of loss of the Subscriber's entire investment in the Units, and the Subscriber understands and is fully cognizant of the risk factors related to the purchase of the Units. The Subscriber has read, reviewed and understood the risk factors set forth in the Offering Circular. The Subscriber is able to bear the economic risk of an investment in the Units being purchased and, without limiting the generality of the foregoing, is able to hold the Units being purchased for an indefinite period of time. The Subscriber has adequate means to provide for the Subscriber's current needs and personal contingencies and has a sufficient net worth to sustain the loss of the Subscriber's entire investment in Rabble One.

3.7 The Subscriber (i) is an "accredited investor" as that term is defined in Rule 501 under Regulation D or (ii) if the Subscriber is not an "accredited investor" as that term is defined in Rule 501 under Regulation D, the amount of Units being purchased by the Subscriber does not exceed 10% of the greater of the Subscriber's annual income or net worth (for natural persons), or 10% of the greater of the Subscriber's annual revenue or net assets at fiscal year-end (for non-natural persons).

3.8 The Subscriber has had an opportunity to ask questions of Rabble or anyone acting on behalf of Rabble One and to receive answers concerning the terms of this Agreement and the Units, as well as about Rabble One and its business generally, and to obtain any additional information that Rabble One possesses or can acquire without unreasonable effort or expense, that is necessary to verify the accuracy of the information contained in this Agreement. Further, all such questions have been answered to the full satisfaction of the Subscriber.

3.9 The Subscriber agrees to provide any additional documentation Rabble, on behalf of Rabble One, may reasonably request, including documentation as may be required by Rabble, on behalf of Rabble One, to form a reasonable basis that the Subscriber qualifies as an "accredited investor" as that term is defined in Rule 501 under

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Regulation D promulgated under the Act.

3.10 The Subscriber understands that no state or federal authority has scrutinized this Agreement or the Units offered pursuant hereto, has made any finding or determination relating to the fairness for investment of the Units, or has recommended or endorsed the Units, and that the Units have not been registered or qualified under the Act or any state securities laws, in reliance upon exemptions from registration thereunder.

3.11 The Subscriber is subscribing for and purchasing the Units without being furnished any offering materials, other than the Offering Circular, the Operating Agreement and this Agreement, and such other related documents, agreements or instruments as may be attached to the foregoing documents as exhibits or supplements thereto, or as the Subscriber has otherwise requested from Synapse, on behalf of Rabble One, in writing, and without receiving any representations or warranties from Rabble One or its agents and representatives other than the representations and warranties contained in said documents, and is making this investment decision solely in reliance upon the information contained in said documents and upon any investigation made by the Subscriber or the Subscriber's advisors.

3.12 The Subscriber's true and correct full legal name, address of residence (or, if an entity, principal place of business), phone number, electronic mail address, United States taxpayer identification number, if any, and other contact information are accurately provided on signature page hereto. The Subscriber is currently a bona fide resident of the state or jurisdiction set forth in the current address provided to Synapse, on behalf of Rabble One. The Subscriber has no present intention of becoming a resident of any other state or jurisdiction.

3.13 The Subscriber is subscribing for and purchasing the Units solely for the Subscriber's own account, for investment purposes only, and not with a view toward or in connection with resale, distribution (other than to its shareholders or members, if any), subdivision or fractionalization thereof. The Subscriber has no agreement or other arrangement, formal or informal, with any person or entity to sell, transfer or pledge any part of the Units, or which would guarantee the Subscriber any profit, or insure against any loss with respect to the Units, and the Subscriber has no plans to enter into any such agreement or arrangement.

3.14 The Subscriber represents and warrants that the execution and delivery of this Agreement, the consummation of the transactions contemplated thereby and hereby and the performance of the obligations thereunder and hereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which the Subscriber is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to the Subscriber. The Subscriber confirms that the consummation of the transactions contemplated herein, including, but not limited to, the Subscriber's Purchase, will not violate any foreign law and that such transactions are lawful in the Subscriber's country of citizenship and residence.

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3.15 Rabble One's intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "**PATRIOT Act**"). Subscriber hereby represents, covenants, and agrees that, to the best of Subscriber's knowledge based on reasonable investigation:

(a) None of the Subscriber's funds tendered for the Purchase Price (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations.

(b) To the extent within the Subscriber's control, none of the Subscriber's funds tendered for the Purchase Price will cause Rabble One or any of its personnel, agents or affiliates to be in violation of federal anti-money laundering laws, including (without limitation) the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and/or any regulations promulgated thereunder.

(c) When requested by Synapse, on behalf of Rabble One, the Subscriber will provide any and all additional information, and the Subscriber understands and agrees that Synapse, on behalf of Rabble One, may release confidential information about the Subscriber and, if applicable, any underlying beneficial owner or Related Person to U.S. regulators and law enforcement authorities, deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities. Synapse, on behalf of Rabble One, reserves the right to request any information as is necessary to verify the identity of the Subscriber and the source of any payment to Synapse, on behalf of Rabble One. In the event of delay or failure by the Subscriber to produce any information required for verification purposes, the subscription by the Subscriber may be refused.

(d) Neither the Subscriber, nor any person or entity controlled by, controlling or under common control with the Subscriber, any of the Subscriber's beneficial owners, any person for whom the Subscriber is acting as agent or nominee in connection with the Purchase nor, in the case of an Subscriber which is an entity, any Related Person is:

(i) a Prohibited Investor;

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(ii) a Senior Foreign Political Figure, any member of a Senior Foreign Political Figure's "immediate family," which includes the figure's parents, siblings, spouse, children and in-laws, or any Close Associate of a Senior Foreign Political Figure, or a person or entity resident in, or organized or chartered under, the laws of a Non-Cooperative Jurisdiction;

(iii) a person or entity resident in, or organized or chartered under, the laws of a jurisdiction that has been designated by the U.S. Secretary of the Treasury under Section 311 or 312 of the PATRIOT Act as warranting special measures due to money laundering concerns; or Foreign Bank without a physical presence in any country, but does not include a regulated affiliate; or

(iv) a person or entity who gives Subscriber reason to believe that its funds originate from, or will be or have been routed through, an account maintained at a Foreign Shell Bank, an "offshore bank," or a bank organized or chartered under the laws of a Non-Cooperative Jurisdiction.

(e) The Subscriber hereby agrees to immediately notify Synapse, on behalf of Rabble One, if the Subscriber knows, or has reason to suspect, that any of the representations in this Section 3.18 have become incorrect or if there is any change in the information affecting these representations and covenants.

(f) The Subscriber agrees that, if at any time it is discovered that any of the foregoing anti-money laundering representations are incorrect, or if otherwise required by applicable laws or regulations, Synapse, on behalf of Rabble One, may undertake appropriate actions, and the Subscriber agrees to cooperate with such actions, to ensure compliance with such laws or regulations, including, but not limited to segregation and/or redemption of the Subscriber's interest in the Units.

"**Foreign Bank**" shall mean an organization that (i) is organized under the laws of a foreign country, (ii) engages in the business of banking, (iii) is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or principal banking operations, (iv) receives deposits to a substantial extent in the regular course of its business, and (v) has the power to accept demand deposits, but does not include the U.S. branches or agencies of a foreign bank; "**Non-Cooperative Jurisdiction**" shall mean any foreign country that has been designated as noncooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Task Force on Money Laundering, of which the United States is a member and with which designation the U.S. representative to the group or

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organization continues to concur; "**Prohibited Investor**" shall mean a person or entity whose name appears on (i) the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control; (ii) other lists of prohibited persons and entities as may be mandated by applicable law or regulation; or (iii) such other lists of prohibited persons and entities as may be provided to Synapse, on behalf of Rabble One, in connection therewith; "**Related Person**" shall mean, with respect to any entity, any interest holder, director, senior officer, trustee, beneficiary or grantor of such entity; provided that in the case of an entity that is a publicly traded company or a tax qualified pension or retirement plan in which at least 100 employees participate that is maintained by an employer that is organized in the United States or is a U.S. government entity, the term "Related Person" shall exclude any interest holder holding less than 5% of any class of securities of such publicly traded company and beneficiaries of such plan; "**Senior Foreign Political Figure**" shall mean a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation, including any corporation, business or other entity that has been formed by, or for the benefit of, a Senior Foreign Political Figure; "**Close Associate of a Senior Foreign Political Figure**" shall mean a person who is widely and publicly known internationally to maintain an unusually close relationship with the Senior Foreign Political Figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the Senior Foreign Political Figure; and "**Foreign Shell Bank**" shall mean a Foreign Bank without a presence in any country.

3.16 The Subscriber confirms that the Subscriber has been advised to consult with the Subscriber's independent attorney regarding legal matters concerning Rabble One and to consult with independent tax advisers regarding the tax consequences of investing through Rabble One. The Subscriber acknowledges that Subscriber understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. The Subscriber acknowledges and agrees that Rabble One is providing no warranty or assurance regarding the ultimate availability of any tax benefits to the Subscriber by reason of the Purchase.

4. No Advisory Relationship. The Subscriber acknowledges and agrees that the purchase and sale of the Units pursuant to this Agreement is an arms-length transaction between the Subscriber and Rabble One. In connection with the purchase and sale of the Units, Rabble One is not acting as the Subscriber's agent or fiduciary. Rabble One assumes no advisory or fiduciary responsibility in favor of the Subscriber in connection with the Units or the corresponding project investments. Rabble One has not provided the Subscriber with any legal, accounting, regulatory or tax advice with respect to the Units, and the Subscriber has consulted his, her or its own respective legal, accounting, regulatory and tax advisors to the extent the Subscriber has deemed appropriate.

5. Bankruptcy. In the event that the Subscriber files or enters bankruptcy, insolvency or other similar proceeding, the Subscriber agrees to use its best efforts to

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avoid Rabble One being named as a party or otherwise involved in the bankruptcy proceeding. Furthermore, this Agreement should be interpreted so as to prevent, to the maximum extent permitted by applicable law, any bankruptcy trustee, receiver or debtor-in-possession from asserting, requiring or seeking that (i) the Subscriber be allowed by Rabble One to return the Units to Rabble One for a refund or (ii) Rabble One be mandated or ordered to redeem or withdraw Units held or owned by the Subscriber.

6. Miscellaneous Provisions.

6.1 This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without regard to the conflicts of laws principles thereof).

6.2 All notices and communications to be given or otherwise made to the Subscriber shall be deemed to be sufficient if sent by electronic mail to such address as set forth for the Subscriber in the records of Synapse, maintained on behalf of Rabble One (or that the Subscriber submitted through the Site). The Subscriber shall send all notices or other communications required to be given hereunder to Synapse, on behalf of Rabble One, via email at [______] (with a copy to be sent concurrently via prepaid certified mail to: Synapse Payments, LLC, [address], Attention: [______].

Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the electronic mail has been sent (assuming that there is no error in delivery). As used in this Section, "**business day**" shall mean any day other than a day on which banking institutions in the State of New York are legally closed for business.

6.3 This Agreement, or the rights, obligations or interests of the Subscriber hereunder, may not be assigned, transferred or delegated without the prior written consent of Rabble One. Any such assignment, transfer or delegation in violation of this section shall be null and void.

6.4 The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

6.5 Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of the parties hereto.

6.6 If one or more provisions of this Agreement are held to be unenforceable under applicable law, rule or regulation, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

6.7 In the event that either party hereto shall commence any suit, action or

9

other proceeding to interpret this Agreement, or determine to enforce any right or obligation created hereby, then such party, if it prevails in such action, shall recover its reasonable costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorney's fees and expenses and costs of appeal, if any.

6.8 This Agreement (including the exhibits and schedules attached hereto) and the documents referred to herein (including without limitation the Units) constitute the entire agreement among the parties and shall constitute the sole documents setting forth terms and conditions of the Subscriber's contractual relationship with Rabble One with regard to the matters set forth herein. This Agreement supersedes any and all prior or contemporaneous communications, whether oral, written or electronic, between Rabble One and the Subscriber.

6.9 This Agreement may be executed in any number of counterparts, or facsimile counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

6.10 The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The singular number or masculine gender, as used herein, shall be deemed to include the plural number and the feminine or neuter genders whenever the context so requires.

6.11 The parties acknowledge that there are no third party beneficiaries of this Agreement, except for any affiliates or agents of Rabble One that may be involved in the issuance or servicing of Units on the Site, which the parties expressly agree shall be third party beneficiaries hereof.

7. Consent to Electronic Delivery.

7.1 The Subscriber hereby agrees that Rabble, on behalf of Rabble One, may deliver all notices, financial statements, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of Rabble One and its investments, including, without limitation, information about the investment, required or permitted to be provided to the Subscriber under the Units or hereunder by means of e-mail or by posting on an electronic message board or by other means of electronic communication. The Subscriber hereby consents to receive from Synapse, on behalf of Rabble One, electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to the Subscriber's or Rabble One's rights, obligations or services under this Agreement (each, a "**Disclosure**"). The decision to do business with Rabble One electronically is the Subscriber's decision. This Agreement informs the Subscriber of its rights concerning Disclosures.

7.2 The Subscriber's consent to receive Disclosures and transact business electronically, and Rabble One's agreement to do so, applies to any transactions to which such Disclosures relate.

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7.3 Before the Subscriber decides to do business electronically with Rabble One, the Subscriber should consider whether he, she or it has the required hardware and software capabilities described below.

7.4 In order to access and retain Disclosures electronically, the Subscriber must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions; and hardware capable of running this software.

7.5 The Subscriber can contact Synapse via email at [______]. The Subscriber may also write to Synapse at the following address: Synapse Payments, LLC, [address], Attention: [______]. The Subscriber agrees to keep Synapse informed of any change in the Subscriber's email or home mailing address. If the Subscriber's registered e-mail address changes, the Subscriber must notify Synapse of the change by sending an email to [______]. The Subscriber also agrees to update the Subscriber's registered residence address and telephone number on the Site if they change. The Subscriber will print a copy of this Agreement for his, her or its records, and the Subscriber agrees and acknowledges that the Subscriber can access, receive and retain all Disclosures electronically sent via email or posted on the Site.

8. Limitations on Damages. IN NO EVENT SHALL RABBLE ONE BE LIABLE TO THE SUBSCRIBER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL BE INTERPRETED AND HAVE EFFECT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, RULE OR REGULATION.

9. Arbitration.

9.1 Either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 12 (this "**Arbitration Provision**"). The arbitration shall be conducted in New York, New York. As used in this Arbitration Provision, "**Claim**" shall include any past, present, or future claim, dispute, or controversy involving the Subscriber (or persons claiming through or connected with the Subscriber), on the one hand, and Rabble One (or persons claiming through or connected with Rabble One), on the other hand, relating to or arising out of this Agreement, any Unit, the Site, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of Section (e) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to

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be given the broadest possible interpretation that is enforceable.

9.2 The party initiating arbitration shall do so with the American Arbitration Association (the "AAA") or JAMS. The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply.

9.3 If Rabble One elects arbitration, Rabble One shall pay all of the administrator's filing costs and administrative fees (other than hearing fees). If the Subscriber elects arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator's rules. Rabble One shall pay the administrator's hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator's rules or applicable law require otherwise, or the Subscriber requests that Rabble One pay them and Rabble One agrees to do so. Each party shall bear the expense of its own attorney's fees, except as otherwise provided by law. If a statute gives the Subscriber the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.

9.4 Within 30 days of a final award by the arbitrator, a party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, an opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the "FAA"), and may be entered as a judgment in any court of competent jurisdiction.

9.5 Rabble One agrees not to invoke its right to arbitrate an individual Claim that the Subscriber may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT.

9.6 Unless otherwise provided in this Agreement or consented to in writing by

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all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this sub-section (e), and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this sub-section (e) shall be determined exclusively by a court and not by the administrator or any arbitrator.

9.7 This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

9.8 This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party hereto or other party; and (iii) any transfer of any loan or Units or any amounts owed on such loans or Units, to any other party. If any portion of this Arbitration Provision other than sub-section (e) is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in sub-section (e) are finally adjudicated pursuant to the last sentence of sub-section (e) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

10. Waiver of Court & Jury Rights. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE UNITS OR ANY OTHER AGREEMENTS RELATED THERETO.

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11. Authority. By executing this Agreement, the Subscriber expressly acknowledges that he, she or it has reviewed this Agreement and the Offering Circular for this particular subscription.

[Signature page follows]

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IN WITNESS WHEREOF, the Subscriber, or its duly authorized representative(s), hereby acknowledges that he, she or it has read and understood the risk factors set forth in the Offering Circular, and has hereby executed and delivered this Agreement, and executed and delivered herewith the Purchase Price, as of the date set forth above.

THE SUBSCRIBER:

____

Name of the Subscriber

____

Description of Entity (if applicable)

____

Signature of the Subscriber

____

Name of Person Signing on behalf of the Subscriber

____

Title (if applicable)

Address of the Subscriber:

____

____

____

Telephone:______________________________

Email:__________________________________

Number of Units Purchased:_________________

Purchase Price per Unit:____________________

AGREED AND ACCEPTED BY:

RABBLE ONE, LLC

By: JANE Q, INC., D/B/A RABBLE, as Manager

By:____________________________________
Name: Umber Bawa
Title: Chief Executive Officer